QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	December 31, 2002	2003	04	07
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	04	07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	04	07

Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2002, 2001 and 2000
(expressed in thousands of Canadian dollars)

February 21, 2003

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 19, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"Robert A. Quartermain"	"Ross A. Mitchell"

Robert A. Quartermain President	Ross A. Mitchell Vice President, Finance

Independent Auditors’ Report

To the Shareholders of
Silver Standard Resources Inc.

We have audited the consolidated balance sheets of Silver Standard Resources Inc. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada
February 21, 2003

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2002 and 2001

(expressed in thousands of Canadian dollars)

	2002 $	2001 $
Assets
Current assets
Cash and cash equivalents (note 15)	17,342	5,577
Marketable securities (notes 4 and 12(b))	313	--
Accounts receivable (note 12 (a))	409	209
Prepaid expenses	200	178

	18,264	5,964
Reclamation deposits (note 14)	70	110
Investments (note 4)	100	100
Mineral property costs (note 5)	56,230	39,136
Fixed assets (note 6)	84	89

	74,748	45,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	817	422
Current portion for reclamation (note 14)	142	--
Property acquisition payable (note 5(j))	772	--
Current portion of long-term debt (note 7)	103	22

	1,834	444
Provision for reclamation (note 14)	701	503
Long-term debt (note 7)	249	143
Mineral property payable (note 8)	--	3,326
Minority interest (note 5(k))	--	45

	2,784	4,461

Shareholders' Equity
Capital stock (note 9)
Authorized
100,000,000 common shares without par value
Issued
39,190,887 common shares (2001 - 30,913,953)	99,510	66,108
Value assigned to stock options and warrants (notes 10 and 11)	148	326
Deficit	(27,694)	(25,496)

	71,964	40,938

	74,748	45,399

Nature of operations (note 1)

Approved by the Board of Directors

"R.E. Gordon Davis"     Director         "William Meyer"     Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	2002 $	2001 $	2000 $
Exploration and mineral property costs
Property examination and exploration	279	107	174
Mineral property costs written off (note 5)	53	1,744	68
Reclamation (note 14)	420	201	329

	(752)	(2,052)	(571)

Expenses
Depreciation	24	25	23
General and administration	1,404	1,105	992
Professional fees	153	80	86
Salaries and employee benefits	434	307	317
Stock-based compensation (note 10)	132	--	--

	(2,147)	(1,517)	(1,418)

Other income (expenses)
Investment income	305	176	204
Gain on sale of marketable securities and investment writedowns	544	--	(3)
Fixed asset writedowns and gain (loss) on sale	(19)	--	18
Gain on sale of mineral property	--	1	94
Interest expense (note 3(a))	(92)	--	--
Foreign exchange (loss) gain	(37)	15	(29)

	701	192	284

Loss for the year	(2,198)	(3,377)	(1,705)

Deficit - Beginning of year	(25,496)	(22,119)	(20,414)

Deficit - End of year	(27,694)	(25,496)	(22,119)

Weighted average number of shares outstanding	35,739,100	26,375,200	22,217,800

Basic and diluted loss per common share	(0.06)	(0.13)	(0.08)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

(expressed in thousands of Canadian dollars)

	2002 $	2001 $	2000 $
Cash flows from operating activities
Loss for the year	(2,198)	(3,377)	(1,705)
Items not affecting cash
Depreciation	24	25	23
Mineral property costs written off	53	1744	68
Interest expense	90	--	--
Fixed asset write-downs and loss (gain) on sale	19	--	(18)
Gain on sale of mineral property	--	(1)	(94)
Gain on sale of marketable securities and investment
write-downs	(544)	--	3
Valuation of options issued to non-employees	132	--	--
Donation made in shares	41	--	--
Provision for reclamation	98	--	--
Foreign exchange loss	37	--	--

	(2,248)	(1,609)	(1,723)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(222)	(137)	(6)
Accounts payable and accrued liabilities	220	100	(267)

	(2,250)	(1,646)	(1,996)

Cash flows from financing activities
Shares issued for cash	26,725	11,174	5,901
Share issue cash costs	(333)	(26)	(4)
Repayment of long-term debt	(152)	(22)	(3)

	26,240	11,126	5,894

Cash flows from investing activities
Minority interest buy-out	(2)	--	--
Mineral property costs	(7,963)	(4,591)	(2,623)
Proceeds on sale of mineral property	--	1	94
Purchase of fixed assets	(38)	(28)	--
Proceeds on sale of fixed assets	--	49	20
On acquisition of joint venture	34	--	--
Acquisitions (note 3)	(4,556)	(2,625)	(1,024)
Reclamation deposit recovery (advance)	40	(18)	19
Purchase of investments	(527)	--	--
Proceeds on sale of investments	757	--	--

	(12,255)	(7,212)	(3,514)

Foreign exchange gain on foreign cash held	30	--	--

Increase in cash and cash equivalents	11,765	2,268	384

Cash and cash equivalents - Beginning of year	5,577	3,309	2,925

Cash and cash equivalents - End of year	17,342	5,577	3,309

Supplementary cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2002, 2001 and 2000

(all tabular amounts are expressed in thousands of Canadian dollars, unless otherwise stated)

1	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 19.

            Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiaries, the principal ones being Newhawk Gold Mines Ltd. (Newhawk), Silver Standard (BVI) Inc., Candelaria Mining Company (Candelaria), Pacific Rim Mining Corporation Argentina, S.A. (Pacific Rim Argentina), and Silver Assets, Inc. (Silver Assets). The company now consolidates its 100% interest in Sulphurets. Prior to the acquisition described in note 3(c), the company proportionately consolidated its 60% interest in the Sulphurets Joint Venture, which was reflected as the Sulphurets mineral property. The company now proportionately consolidates its interest in Minera Triton Argentina S.A. (Minera Triton) which is reflected in the Manantial Espejo mineral property. The company proportionately consolidates its 43.4% interest in Sunshine Argentina, Inc. which is reflected in the Pirquitas mineral property.

             Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

             Foreign currency translation

The company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

             Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly-liquid short-term investments with an initial maturity of over 90 days, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

            Marketable securities

Marketable securities, all of which are categorized as available for sale, are carried at the lower of cost and quoted market value.

             Investments

Investments are recorded at cost. If other than temporary impairment in value has occurred, they are written down to estimated market value.

             Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

             Fixed assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining balance method at rates ranging from 15% to 30% per annum.

             Provision for reclamation

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On an ongoing basis, site restoration and cleanup costs for exploration projects are estimated and charged to operations when reasonably determinable. Upon commencement of production, estimated future costs for reclamation and closure of producing properties will be provided for over the life of the orebody on a unit-of-production basis.

             Stock-based compensation

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options (note 10).

             Income taxes

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

             Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

3	Acquisitions

a)

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. (Sunshine) which owns the surface and mineral rights for the Pirquitas silver project (note 5(c)). The company paid $4,556,000 (US$3,000,000) in cash and issued a US$1,340,000 convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property.

The convertible debenture matures on June 26, 2003 with interest to be paid in cash on maturity at 10%. The debenture was convertible at the election of the vendor into common shares of the company at a price of $5.80 per share. By December 31, 2002, the debenture was fully converted by the issuance of 360,636 common shares with a value of $2,092,000. Interest of $90,000 (US$56,900) was accrued at December 31, 2002 and is to be paid on or before June 26, 2003.

b)

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property (note 5(i)). The acquisition closed on October 1, 2001 with the company making cash payments of $103,947 (US$65,834), issuing 600,000 common shares valued at $1,962,000, issuing 600,000 common share purchase warrants valued at $326,000 (note 11), and issuing a $300,000 non-interest bearing promissory note (note 8). The fair value of the consideration amounted to $2,691,947, which has been allocated to mineral property costs.

c)

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property (note 5(b)) by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 to Black Hawk Mining Inc. (Black Hawk) in exchange for a 40% direct interest in the Sulphurets property. The company accounted for the acquisition of the remaining interest in the Sulphurets Joint Venture as a purchase with total consideration of $528,000. The purchase price was assigned as follows:

2001 $
Net assets acquired
Cash	8
Accounts receivable	13
Reclamation deposits	8
Mineral property costs (note 5(f)	499

528

Consideration
Cash	125
Mineral property (10% Manantial Espejo)	460
Less: Reversal of accounts payable	(57)

528

d)

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company incorporated in Argentina which owns the mineral rights for the Diablillos silver-gold project in Argentina (note 5(a)). The company has accounted for the acquisition as a purchase for total consideration of $5,429,649 (US$3,426,391). The purchase price was assigned as follows:

2001 $
Net assets acquired
Mineral property costs (note 5(a))	5,433
Provision for reclamation	(3)

5,430

Consideration
Cash	2,404
Long-term mineral property payable	3,026

5,430

4	Marketable securities and investments

	2002 $	2001 $
Marketable securities
Cardero Resources Corp.	250	--
Vista Gold Corp. (note 12(b))	63	--

	313	--

Investments
Sandy K. Mines Ltd.	100	100

During 2002, the company converted its convertible debenture in Sandy K. Mines Ltd. into common shares. Sandy K. Mines Ltd. is a private company.

At December 31, 2002, marketable securities carried at a cost of $313,000 (2001 — $nil) had a quoted market value of $1,358,000 (2001 — $nil).

5	Mineral property costs

        At December 31, mineral property costs are as follows:

2002

	Acquisition costs $	Exploration costs $	Total $
Argentina
Diablillos	5,433	122	5,555
Manantial	4,090	6,519	10,609
Pirquitas	6,592	188	6,780
Australia
Bowdens	10,714	4,725	15,439
Canada
Silvertip	1,818	121	1,939
Sulphurets	2,393	1,255	3,648
Chile
Cachinal	16	53	69
Challacollo	649	1,086	1,735
Juncal	16	20	36
Mexico
La Pitarrillia	16	47	63
La Valenciana	12	58	70
Otega	17	19	36
San Marcial	641	705	1,346
United States
Candelaria	2,981	1,413	4,394
Maverick Springs	474	301	775
Shafter	2,391	1,345	3,736

Balance - December 31, 2002	38,253	17,977	56,230

2001

	Acquisition costs $	Exploration costs $	Total $
Argentina
Diablillos	5,433	33	5,466
Manantial	3,143	5,590	8,733
Australia
Bluey's	7	35	42
Bowdens	10,714	3,945	14,659
Canada
Sulphurets	2,393	1,256	3,649
Chile
Challacollo	31	145	176
United States
Candelaria	2,981	904	3,885
Shafter	1,677	849	2,526

Balance - December 31, 2001	26,379	12,757	39,136

        Acquisition and exploration costs incurred during the year are as follows

Year ended December 31,

	2002 $	2001 $

Balance - Beginning of year	39,136	27,205

Acquisitions costs for the year	11,880	9,791

Assaying	235	116
Camp costs	1,078	948
Consulting	147	272
Drafting/engineering	101	141
Drilling	1,805	634
Environmental	299	136
Field administration	274	332
Property holding costs	281	294
Geology	659	636
Legal	280	80
Value added tax	108	295

Exploration costs for the year	5,267	3,884

Costs written off in the year	(53)	(1,744)

Balance - End of year	56,230	39,136

a)	Diablillos, Argentina

In November 2001, the company acquired from Pacific Rim Mining Corp. (Pacific Rim) a 100% interest in Pacific Rim Argentina, which owns the mineral rights for the Diablillos silver-gold project located in the province of Salta in north-western Argentina.

Under the terms of the agreement, the company was to pay the vendors a total of US$3,400,000 consisting of staged cash payments of US$1,500,000 (paid) by December 31, 2001 and staged payments of US$1,900,000 in cash or common shares. During 2002, the company settled all of these staged payments by the issuance of shares (note 8).

b)	Manantial Espejo, Argentina

During 1998, the company entered into an agreement with Triton Mining Corporation (Triton), a wholly owned subsidiary of Black Hawk, to acquire a 40% interest in the Manantial Espejo project in Argentina. Triton held an 80% interest and the balance was held by a subsidiary of Barrick Gold Corporation (Barrick).

In August 2001, the company acquired the 20% direct interest in the Manantial Espejo property from Barrick by issuance of 400,000 common shares valued at $920,000 ($2.30 per share). Barrick retained a royalty of US$5.00 per ounce of gold and US$0.06 per ounce of silver which would commence with commercial production. In September 2001, the company transferred half of this 20% direct interest and $125,000 to Black Hawk in exchange for a 40% direct interest in the Sulphurets property in British Columbia (note 3(c)), such that Triton held a 90% interest in the property.

In March 2002, the company acquired Black Hawk’s entire interest in the Manantial Espejo property. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US$708,750 cash and 231,511 Pan American common shares valued at US$1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company is the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US$3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally.

In 2002, Pan American and the company acquired all of Barrick’s royalty interests and another 1.2% net smelter return royalty on the property. The company’s 50% share of these acquisitions was US$400,000 (paid).

c)	Pirquitas, Argentina

During the year ended December 31, 2002, the company acquired a 43.4% interest in Sunshine (note 3(a)), which owns 100% of the surface and mineral rights for the Pirquitas silver property in northern Argentina; the company is the operator of Sunshine. Sunshine owns all the surface rights covering the mineralization and mill and plant facilities and the property is unencumbered by any royalties other than those payable to the government.

d)	Bowdens, Australia

The company owns a 100% interest in the Bowdens project in New South Wales, Australia and has continuing annual expenditure requirements of approximately Australian (AUS) $85,500 to maintain its interest.

The company has an agreement to acquire certain back-in rights held by Rio Tinto Exploration Pty Ltd., the original vendor, by issuing 160,000 common shares (issued), committing to pay AUS$1,500,000 on the commencement of production, and granting a royalty of a 2% net smelter return up to US$5,000,000 in royalties and 1% thereafter. The obligations of the company under the agreement are collateralized by certain properties in the Bowdens project.

e)	Silvertip, Canada

During the year ended December 31, 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia, Canada. To acquire this project the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000. An additional $112,000 was accrued as a project cost representing the fair value of the reclamation obligations. Subsequent to year-end, the company lodged a $79,000 reclamation deposit as security for its reclamation obligations (note 14).

f)	Sulphurets, Canada

The Sulphurets project comprises the Bruceside property in British Columbia, Canada now 100% held by Newhawk, a subsidiary of the company. Prior to the acquisition in August 2001 (note 3(c)), the project was held as a joint venture with Black Hawk. In November 2001, the company entered into an option agreement to sell its investment in the Sulphurets project including its interest in Newhawk, the Snowfields claim and one other non-core project, Blue Ice, for $3,800,000. The optionee did not exercise the option and the agreement terminated in 2002.

g)	Challacollo, Chile

In November 2001, the company entered into an option agreement to purchase the Challacollo silver project in northern Chile owned by Sociedad Contractual Minera Septentrion (Minera Septentrion).

Under the terms of the agreement, the company will make cash option payments of US$1,500,000 staged over two years. The staged payments, which include a 5% vendor finder’s fee, are US$20,000 paid on signing; US$130,000 by March 1, 2002 (paid); US$250,000 by August 1, 2002 (paid); US$500,000 by March 1, 2003 and US$600,000 by August 1, 2003. The property is subject to an existing 2% production royalty up to a maximum of US$850,000 as well as a 2% production royalty to Minera Septentrion increasing to 3% once the former royalty has been fully paid. The latter royalty can be purchased for US$1,500,000 at any time.

h)	San Marcial, Mexico

During the year ended December 31, 2002, the company entered into an option agreement whereby it could earn up to a 100% interest in an option on the 1,250 hectare San Marcial silver project in Sinoloa State, Mexico. The company exercised its option to acquire the 100% interest in the property by the payment of US$150,000 (paid) in cash and 45,706 common shares (issued) of the company with a fair value of $314,000. Pursuant to a new agreement entered into between the underlying property vendor and the company, the company is to make payments to the vendor of US$25,000 by August 13, 2002 (paid), US$25,000 by February 13, 2003 (paid), US$25,000 by August 13, 2003 and US$387,500 by February 13, 2004. The company is also to incur exploration expenditures of at least US$225,000 on the property over a two-year period. US$75,000 of this commitment is to be spent by August 13, 2003 and a further $150,000 by August 13, 2004.

i)	Candelaria, U.S.A.

During the year ended December 31, 2000, the company extended the option period to purchase a 100% interest in the Candelaria silver mine in Nevada from Kinross Gold Corporation (Kinross), to March 31, 2001 to facilitate transfer of permits and reclamation bonds from Kinross to the company and to receive regulatory approvals. Under the terms of the extension agreements, the company issued 27,500 common shares, paid $50,000 and commenced paying holding costs associated with the property.

In April 2001, the company exercised its option to acquire a 100% interest in the Candelaria property. The acquisition closed on October 1, 2001, with the company giving consideration with a face value of $2,691,947 (note 3(b)), which has been allocated to mineral property costs. In 2002, $89,000 was accrued as a project cost representing the fair value of the reclamation obligations. Under its agreement, the company has until April 1, 2003 to provide substitute environmental bonds presently lodged by Kinross. The bonding amount required is US$1,679,435, but with the reclamation completed by Kinross to date, the size of the bonding requirements is expected to be reduced over time. The agreement further states the bonding date can be extended to April 1, 2004 upon the payment of US$50,000 to Kinross. The company has pledged the property as collateral pending the company arranging reclamation bonding.

j)	Maverick Springs, U.S.A.

In November 2002, the company entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs gold-silver property in northern Nevada. Under the terms of the letter agreement, the company will pay Vista US$300,000 on closing of a formal agreement and contribute US$1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. At December 31, 2002, the company accrued $772,000 (the US$300,000 obligation and US$188,891 for 2002 exploration and land holdings costs) based on the letter agreement. These funds will be paid on signing of a formal agreement.

k)	Shafter, U.S.A.

During the year ended December 31, 2000, the company acquired a 90.56% interest in Rio Grande, which holds the Shafter Presidio Silver Mine (Shafter) located in Presidio County, Texas. Shafter consists of approximately 3,430 acres of land, of which Rio Grande owns or leases certain of the surface and/or mineral estate. In February 2002, the Nevada Secretary of State accepted a filing document that effected the acquisition by the company of the remaining 9.44% outstanding minority stockholdings in Rio Grande. The cost of acquiring the minority stockholding was recorded at US$55,053 and will be paid out over time as shares are surrendered.

In 2002, the company paid US$160,000 in cash and issued 53,000 common shares valued at $326,000 for assets to be eventually used at Shafter.

The Shafter properties are subject to certain rental and royalty agreements with a previous owner and other current property lessors covering substantially all the acreage contained within the project. In the event mineral production were to commence in the future, these agreements would become effective.

l)	Bluey’s, Australia

In August 2001, the company entered into an agreement whereby it may earn a 51% joint venture interest in the Bluey’s silver property and the surrounding tenement in Australia’s Northern Territory by incurring exploration expenditures over time totalling AUS$750,000. During 2002, the company terminated its interest and wrote off deferred costs of $53,000.

m)	El Asiento, Bolivia

During the year ended 2001, the company wrote off its remaining $1,744,000 investment in the property.

6	Fixed assets

			2002

	Cost $	Accumulated depreciation $	Net $

Office equipment	285	203	82
Mining equipment	45	45	-
Land	2	-	2

	332	248	84

			2001

	Cost $	Accumulated depreciation $	Net $

Office equipment	335	253	82
Mining equipment	45	40	5
Land	2	--	2

	382	293	89

7	Long-term debt

	2002 $	2001 $
Amount payable to a former officer of Silver Assets in variable annual
amounts over 20 years, discounted at 7.3%, final payment in 2015	103	114

Mortgage payable at 10%, due in monthly instalments of US$649,
final payment due April 1, 2008 (i)	50	51

Amounts payable relating to land acquisitions, due US$50,000 July 1,
2003; US$37,500 January 1, 2004 and; US$37,500
July 31, 2004. Interest at US$1,000 per month	199	-

	352	165
Less: Current portion	103	22

	249	143

(i)The mortgage is collateralized by certain properties in the Shafter project (note 5(k)).

8	Mineral property payable

	2002 $	2001 $
Amount payable in cash or shares regarding the acquisition of the
Diablillos property (note 5(a)), non-interest bearing
Due in 2002 - US$1,000,000 (i)	-	1,593
Due in 2003 - US$900,000 (i)	-	1,433

Total (note 3(d))	-	3,026

Amount payable in cash or shares regarding the acquisition of the
Candelaria property, non-interest bearing, final payment due April 1,
2002 (note 3(b)) and (ii)	-	300

	-	3,326

(i)	During 2002, the company issued 525,995 common shares valued at $2,980,000 to settle these obligations (note 12(c)). A $46,000 foreign exchange gain was recorded on the settlement.

(ii)	This obligation was settled during 2002 by the issuance of 70,922 common shares valued at $300,000.

9	Capital stock

Authorized
100,000,000 common shares without par value

	Number of shares	Amount $

Balance - December 31, 2000	24,266,458	52,078

Issued during the year
For cash
Private placement (a)	1,914,000	4,495
Exercise of options (note 10)	1,941,225	3,976
Exercise of warrants (note 11)	1,733,000	2,703
Finders' fees on private placement (a)	59,270	139
For mineral properties (notes 3(b) and 3(c))	1,000,000	2,882
Share issue costs	--	(165)

Balance - December 31, 2001	30,913,953	66,108

Issued during the year
For cash
Private placement (b)	4,750,000	19,979
Exercise of options (note 10)	695,734	1,827
Exercise of warrants (note 11)	1,584,301	4,919
Finders' fees on private placement (b)	80,640	323
For mineral properties (note 5(e), (h) and (k))	198,706	1,258
For conversion of convertible debenture (note 3(a))	360,636	2,092
For mineral property payables (note 8)	596,917	3,280
Exercised warrants and options assigned values	--	339
Other	10,000	41
Share issue costs (b)	--	(656)

Balance - December 31, 2002	39,190,887	99,510

a)

During the year ended December 31, 2001, the company completed two private placements. In May 2001, the company issued 764,000 units at $1.97 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $2.32 per share until June 25, 2003. The company issued an additional 24,570 units as a finders’ fee on this placement. In October 2001, the company issued 1,150,000 units at $2.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable into a common share of the company at $3.00 per share until October 29, 2003. The company issued an additional 34,700 units as a finders’ fee on this placement.

b)

During the year ended December 31, 2002, the company completed two private placements. In May, 2002, the company issued 4,200,000 units at $4.00 or US$2.51 per unit for gross proceeds of $16,531,000. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued an additional 80,640 units valued at $322,560 and paid $112,697 in cash as a finders’ fee on this placement. In December, 2002, the company issued 550,000 units at US$4.05 per unit for gross proceeds of $3,448,500. Each unit consisted of one common share and 0.55 of one non-transferable common share purchase warrant such that 302,500 warrants were issued. Each whole warrant is exchangeable into one common share at $7.82 (US$5.05) until December 18, 2004. The company paid $146,500 in cash as a finder’s fee on this placement. Other costs associated with both private placements totalled $343,000.

10	Stock options

The company does not have an established share purchase option plan. However, from time to time, the Board of Directors may grant options to directors, officers, employees or consultants subject to approval by the regulatory authorities. The maximum term is usually five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price on an option is based upon the last closing price of the company’s common shares, listed on the TSX Venture Exchange, immediately preceding the grant.

The change in stock options issued to officers, employees, directors and non-employees are as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding
at January 1	1,392,775	2.58	2,257,500	2.06	1,024,600	1.91
Granted	868,400	6.26	1,135,000	2.70	2,073,000	2.01
Exercised	(695,734)	2.63	(1,941,225)	2.05	(807,100)	1.75
Forfeited	-	-	(58,500)	2.29	(33,000)	2.09

Options
outstanding at
December 31	1,565,441	4.60	1,392,775	2.58	2,257,500	2.06

Options
exercisable at
December 31	1,529,191	4.60	1,376,525	2.58	1,528,800	2.01

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Exercise price $	Options outstanding	Options exercisable	Expiry date	Weighed average remaining life (years)

2.50	10,000	10,000	October 7, 2004	1.8
2.10	15,000	15,000	April 17, 2005	2.3
2.09	10,000	10,000	June 5, 2005	2.4
1.90	44,841	44,841	December 28, 2005	3.0
2.50	321,000	308,500	August 16, 2006	3.6
3.01	364,800	361,050	November 6, 2006	3.8
4.25	316,400	308,900	January 1, 2007	4.0
8.00	443,400	430,900	August 2, 2007	4.6
6.23	40,000	40,000	October 31, 2007	4.8

	1,565,441	1,529,191		4.0

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 with the company expensing $132,000 of this assigned value and deferring $29,000 into mineral property costs. As permitted under the standard, for income statement purposes, the company has elected not to follow the fair value-based method of accounting for share options granted to employees and directors. Accordingly, no compensation expense was recorded on the grant of share options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,664,000 in 2002 in respect of the 793,500 shares it issued to its employees and directors. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

2002 $
Loss for the year
As reported	2,198
Compensation expenses	1,664

Pro forma	3,862

Basic and diluted loss
As reported	0.06
Pro forma	0.11

The fair value of stock options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield	nil
Average risk-free interest rate	3.4%
Expected life	2.5 years
Expected volatility	50%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

11	Warrants

During the year ended December 31, 2001, in connection with the acquisition of the Candelaria property described in note 3(b), the company issued 600,000 common share purchase warrants which were assigned a value of $326,000. During the year ended December 31, 2002, these warrants were exercised and the assigned value was credited to capital stock.

The changes in warrants outstanding are as follows:

	2002		2001		2000

	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Warrants outstanding at January 1	2,560,270	2.87	1,720,000	1.50	1,330,144	1.74
Granted	4,583,140	5.00	2,573,270	2.91	1,720,000	1.50
Exercised	(1,584,301)	3.10	(1,733,000)	1.56	(1,273,859)	1.60
Expired	--	--	--	--	(56,285)	4.88

Warrants outstanding at December 31	5,559,109	4.56	2,560,270	2.87	1,720,000	1.50

        The following table summarizes information about warrants outstanding at December 31, 2002:

Exercise price $		Warrants outstanding	Expiry date	Weighed average remaining life (years)

2.32		362,000	June 25, 2003	0.5
3.00		747,360	October 29, 2003	0.8
4.80		4,147,249	May 10, 2004	1.4
7.82	(US$5.05)	302,500	December 18, 2004	2.0

		5,559,109		1.3

12	Related party transactions

a)

During the year ended December 31, 2002, the company recorded management fees and expense reimbursements of $176,900 (2001 — $312,900; 2000 — $344,800) from companies related by common management. At December 31, 2002, accounts receivable include $78,500 (2001 — $93,500) from these related parties.

b)	The company holds marketable securities in Vista, which has a common director with the company.

c)	During the year ended December 31, 2002, the company settled mineral property payables of $3,026,000 with the issuance of 525,995 shares to a company with a director in common.

13	Income taxes

a)	The income taxes shown on the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2002	2001	2000

Statutory tax rate	39.6%	45%	45%

	$	$	$

Loss for the year	(2,198)	(3,377)	(1,705)

Provision for income taxes based on
statutory rates	(870)	(1,520)	(767)
Differences in foreign tax rates	11	(1)	21
Losses for which an income tax benefit
has not been recognized and other	859	1,521	746

	--	--	--

b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of December 31, are as follows:

	2002 $	2001 $
Long-term future tax assets
Caoital and non-capital loss carry-forwards	7,329	9,503
Fixed assets and resource properties	5,497	5,649
Share issuance costs	362	141

Total future tax assets	13,188	15,293
Valuation allowance for future tax assets	(13,188)	(15,293)

Net future tax assets	--	--

c)

As of December 31, 2002, the company has approximately $13,563,000 in operating losses, $6,041,000 in capital losses, and $18,672,000 in accumulated Canadian and foreign exploration and development expenditures available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2003	516
2004	323
2005	3,426
2006	2,427
2007	1,615
2008	1,702
2009	2,447

12,456

Subject to certain restrictions, the company also has exploration and development expenditures available to reduce future taxable income in Australia, Argentina, Bolivia, Chile, Mexico, the United States and Peru. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

14	Reclamation

During the year ended December 31, 2002, the company incurred $420,000 (2001 — $201,000; 2000 — $329,000) in on-going environmental and reclamation costs and changes in the provision for reclamation.

At December 31, 2002, $843,000 (2001 — $503,000) has been recorded by the company as a provision for future reclamation expenses for its various properties, of which $142,000 is considered current.

At December 31, 2002, the company has lodged $70,000 (2001 — $110,000) in security deposits with various government agencies in relation to its reclamation obligations. Subsequent to year-end, a further $79,000 security deposit was lodged relating to the Silvertip property.

15	Supplementary cash flow information

a)     Cash, cash equivalents and short-term investments at December 31 comprised the following:

	2002 $	2001 $	2000 $

Cash on hand and balances held with banks	1,138	1,764	610
Short-term deposits	12,053	3,813	2,699
Short-term investments	4,151	--	--

	17,342	5,577	3,309

b)	During the years ended December 31, 2002, 2001, and 2000, the company conducted non-cash financing and investing activities as set out below. Non-cash operating activities are not presented.

	2002 $	2001 $	2000 $
Non-cash financing activities
Shares issued for mineral property payables	3,280	--	--
Shares issued for mineral properties	1,258	2,882	61
Shares issued for convertible debentures	2,092	--	--
Shares issued for donations	41	--	--
Value assigned to options issued to non-employees	161	--	--
Mineral property payable	--	3,326	--
Warrants issued for mineral properties	--	326	--
Shares issued for finders' fees	323	139	130
Finders' fees satisfied by issue of shares	(323)	(139)	(130)

	6,832	6,534	61

Non-cash investing activities
Reclamation capitalized to mineral properties	(242)	--	--
Shares issued for mineral properties	(1,258)	(2,882)	(61)
Value assigned to convertible debenture on acquisition	(2,035)	--	--
Payable for mineral property	(772)	(3,326)	--
Warrants issued for mineral properties	--	(326)	--
Value assigned to options issued to non-employees	(29)	--	--
Other mineral property costs	(291)	--	--

	(4,627)	(6,534)	(61)

c)     Interest paid in the year was $2,000 (2001 — nil; 2000 — nil).

16	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Mineral property expenditures by property are detailed in note 5. Segment assets by geographic location are as follows:

2002

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	--	1	83	--	--	--	84
Mineral property costs	22,944	15,439	5,587	1,840	1,515	8,905	56,230

	22,944	15,440	5,670	1,840	1,515	8,905	56,314

2001

	Argentina $	Australia $	Canada $	Chile $	Mexico $	United States $	Total $

Fixed assets	6	1	82	--	--	--	89
Mineral property costs	14,199	14,701	3,649	176	--	6,411	39,136

	14,205	14,702	3,731	176	--	6,411	39,225

17	Commitments

a)	The company has committed to payments under operating leases for the rental of office space. The future minimum lease payments are $114,000 required in each of the next five years.

b)	Mineral property commitments are described in note 5.

18	Fair value of financial instruments

The estimated fair values of cash and cash equivalents, accounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate book values due to the short-term nature of these instruments. The company estimates the fair value of long-term debt to approximate carrying value. The fair value of marketable securities is disclosed in note 4.

19	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

a)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

ii)

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

iii)

Under Canadian GAAP, before the introduction of the Canadian Institute of Chartered Accountants (CICA) guideline CICA 1581 “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price at the date the business combination agreement is agreed to and announced.

iv)

Under Canadian GAAP, the company includes in cash equivalents, short-term investments with an initial maturity of over 90 days that are readily convertible into known amounts of cash, which are subject to an insignificant risk of changes in value. For U.S. GAAP purposes, these investments would not be included in cash and cash equivalents. At December 31, 2002, short-term investments of $4,151,000 (2001 — $nil) would be excluded from cash equivalents for U.S. GAAP.

v)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. The company’s interest in jointly controlled entities is reflected in the Pirquitas and Manantial Espejo mineral properties (note 5).

b)    Consolidated summarized balance sheets

	2002			2001

	CDN GAAP $	Adjustments $	U.S. GAAP $	CDN GAAP $	Adjustments $	U.S. GAAP $

Assets
Current assets (ii)	18,264	1,045	19,309	5,964	--	5,964
Mineral property
costs (i) and (iii)	56,230	(19,328)	36,902	39,136	(12,757)	26,379
Other assets	254	--	254	299	--	299

	74,748	(18,283)	56,465	45,399	(12,757)	32,642

Liabilities
Current liabilities	1,834	--	1,834	444	--	444
Other liabilities	950	--	950	4,017	10	4,027

	2,784	--	2,784	4,461	10	4,471

Shareholders'
Equity
Capital stock (iii)	99,658	169	99,827	66,434	169	66,603
Deficit (i) (ii)
and (iii)	(27,694)	(18,452)	(46,146)	(25,496)	(12,936)	(38,432)

	71,964	(18,283)	53,681	40,938	(12,767)	28,171

	74,748	(18,283)	56,465	45,399	(12,757)	32,642

c)     Consolidated statements of loss and deficit

	2002 $	2001 $	2000 $

Loss in accordance with Canadian GAAP	2,198	3,377	1,705
Exploration expenditures for the year (i)	6,618	3,884	2,573
Exploration costs written off during the year (i)	(47)	(1,744)	(68)
Other	(10)	9	1

Loss in accordance with U.S. GAAP	8,759	5,526	4,211
Unrealized loss (gain) on available-for-sale
securities (ii)	(1,045)	--	13

Comprehensive loss	7,714	5,526	4,224

Basic and diluted loss per share	0.25	0.21	0.19

d)     Consolidated statements of cash flows

	2002 $	2001 $	2000 $
Cash flows from operating activities
Per Canadian GAAP	(2,250)	(1,646)	(1,996)
Exploration expenditures (i)	(5,604)	(3,884)	(2,573)

Per U.S. GAAP	(7,854)	(5,530)	(4,569)

Cash flows from investing activities
Per Canadian GAAP	(12,255)	(7,212)	(3,514)
Exploration expenditures (i)	5,604	3,884	2,573

Per U.S. GAAP	(6,651)	(3,328)	(941)

e)	Impact of Recently Issued Accounting Standards

The FASB has issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, “Impairment of Long-Lived Assets”. This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations”, to replace the current guidance on future removal and site restoration costs included in CICA 3061, “Property, Plant and Equipment”. The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The company is analyzing the impact of this new standard which will be adopted on January 1, 2003.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

                  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	December 31, 2002	2003	04	07
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2003	04	07
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2003	04	07

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Twelve Months Ended December 31, 2002

1.     Mineral Property Costs: See Note 5 of Schedule “A” – Audited Financial Statements as at December 31, 2002.

       Schedule of Administrative Costs: For the twelve months ended December 31, 2002. (expressed in Canadian dollars).

Bank charges	$ 12,334
Capital tax	32,803
Computer expenses	35,799
Consulting fees	31,510
Director expenses	1,681
Donations	41,600
Dues and fees	9,580
Entertainment	8,434
Freight and couriers	3,364
Insurance	138,373
Investor relations - Advertising	27,609
Investor relations - Broker research services	29,124
Investor relations - Consulting	19,346
Investor relations - Corporate directory listing	3,986
Investor relations - Salaries	132,473
Investor relations - Mailings	7,684
Investor relations - Miscellaneous expenses	2,243
Investor relations - Shipping	3,707
Investor relations - Slide presentations	4,668
Investor relations - Special projects	270,736
Investor relations - Telephone	1,268
Investor relations - Trade shows and conferences	70,663
Investor relations - Travel expenses	66,370
Investor relations - Web site maintenance	7,662
Large corporation tax	26,485
Listing and filing fees	56,984
Miscellaneous	5,670
Newhawk acquisitions costs	3
Parking	1,884
Payroll administration fee	1,159
Photocopier expense	4,345
Postage	9,692
Property and franchise taxes	6,760
Rent	86,012
Shareholder relations - Annual meeting	2,191
Shareholder relations - Annual report	70,292
Shareholder relations - Quarterly report	18,900
Shareholder relations - Mailing	86,088
Shareholder relations - Press releases	25,196
Shareholder relations - Special projects	4,546
Stationery and office supplies	18,629
Storage	3,504
Subscription and publications	1,122
Telephone and fax	11,127
Travel	2,734
Transfer agents	39,425

1,445,765

Recoveries: Drafting	(11,615)
Recoveries: Administration and management fees	(30,000)

$ 1,404,150

2.     Related Party Transactions – See Note 12 of Schedule “A” – Audited Financial Statements as at December 31, 2002.

3.    (a)        Securities Issued During the Twelve months ended December 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Jan. 2, 2002	Common Shares	Option Exercise	2,303	$ 2.00	$4,606	Cash	N/A
Jan. 2, 2002	Common Shares	Option Exercise	25,797	$ 2.10	$54,174	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	2,300	$ 2.50	$5,750	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	37,700	$ 1.90	$71,630	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 9, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	12,707	$ 1.90	$24,143	Cash	N/A
Jan. 11, 2002	Common Shares	Warrant Exercise	44,570	$ 2.32	$103,402	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	30,000	$ 2.50	$75,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	1,300	$ 1.90	$2,470	Cash	N/A
Jan. 18, 2002	Common Shares	Property Acquisition	383,025	$ 4.2117 USD: $ 2.6107926	N/A (1)	Property Acquisition	N/A
Jan. 22, 2002	Common Shares	Warrant Exercise	35,000	$ 2.32	$81,200	Cash	N/A
Feb. 5, 2002	Common Shares	Option Exercise	33,000	$ 2.50	$82,500	Cash	N/A
Feb. 8, 2002	Common Shares	Option Exercise	5,000	$ 1.90	$9,500	Cash	N/A
Feb. 8, 2002	Common Shares	Warrant Exercise	6,000	$ 2.32	$13,920	Cash	N/A
Feb. 19, 2002	Common Shares	Donation	10,000	$ 4.07	N/A (2)	Donation	N/A
Feb. 28, 2002	Common Shares	Warrant Exercise	170,000	$ 2.32	$391,200	Cash	N/A
Feb. 28, 2002	Common Shares	Option Exercise	8,000	$ 2.50	$20,000	Cash	N/A
Mar. 13, 2002	Common Shares	Warrant Exercise	75,000	$ 3.00	$225,000	Cash	N/A
Mar. 14, 2002	Common Shares	Warrant Exercise	184,350	$ 3.00	$553,050	Cash	N/A
Mar. 26, 2002	Common Shares	Property Acquisition	70,922	$ 4.23	N/A (3)	Property Acquisition	N/A
Mar. 27, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
Mar. 28, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
April 3, 2002	Common Shares	Option Exercise	5,000	$ 1.90	$9,500	Cash	N/A
April 4, 2002	Common Shares	Option Exercise	12,500	$ 2.50	$31,250	Cash	N/A
April 5, 2002	Common Shares	Warrant Exercise	38,000	$ 1.50	$57,000	Cash	N/A
April 8, 2002	Common Shares	Warrant Exercise	15,000	$ 3.00	$45,000	Cash	N/A
April 23, 200	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
April 23, 200	Common Shares	Warrant Exercise	34,700	$ 3.00	$104,100	Cash	N/A
April 23, 200	Common Shares	Warrant Exercise	20,000	$ 2.32	$46,400	Cash	N/A
May 2, 2002	Common Shares	Option Exercise	14,500	$ 3.01	$43,645	Cash	N/A
May 7, 2002	Common Shares	Option Exercise	35,500	$ 3.01	$106,855	Cash	N/A
May 7, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
May 7, 2002	Common Shares	Warrant Exercise	50,000	$ 3.50	$175,000	Cash	N/A
May 10, 2002	Common Shares	Private Placement	4,200,000(4)	$ 4.00	$16,800,000	Cash	$112,697
May 10, 2002	Share Purchase Warrants	Private Placement	4,200,000(4)	--	--	--	--
May 10, 2002	Common Shares	Finder’s Fee	80,640	$ 4.00	--	Finder’s Fee	N/A
May 10, 2002	Share Purchase Warrants	Finder’s Fee	80,640	--	--	Finder’s Fee	--
May 14, 2002	Common Shares	Option Exercise	5,000	$ 2.50	$12,500	Cash	N/A
May 16, 2002	Common Shares	Option Exercise	12,600	$ 3.01	$37,926	Cash	N/A
May 17, 2002	Common Shares	Warrant Exercise	200,000	$ 3.50	$700,000	Cash	N/A
May 17, 2002	Common Shares	Warrant Exercise	250,000	$ 3.50	$875,000	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	10,000	$ 3.01	$30,100	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	14,500	$ 2.50	$36,250	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	12,707	$ 1.90	$24,143	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	37,700	$ 2.50	$94,250	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	10,000	$ 2.09	$20,900	Cash	N/A
May 24, 2002	Common Shares	Option Exercise	12,200	$ 4.25	$51,850	Cash	N/A
May 27, 2002	Common Shares	Option Exercise	10,000	$ 1.90	$19,000	Cash	N/A
May 28, 2002	Common Shares	Warrant Exercise	100,000	$ 3.50	$350,000	Cash	N/A
May 28, 2002	Common Shares	Option Exercise	6,000	$ 1.90	$11,400	Cash	N/A
May 29, 2002	Common Shares	Option Exercise	8,900	$ 4.25	$37,825	Cash	N/A
May 31, 2002	Common Shares	Option Exercise	5,552	$ 1.90	$10,549	Cash	N/A
May 31, 2002	Common Shares	Option Exercise	25,000	$ 2.50	$62,500	Cash	N/A
June 3, 2002	Common Shares	Warrant Exercise	22,250	$ 3.00	$66,750	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	3,868	$ 1.90	$7,349	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	35,000	$ 2.50	$87,500	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	40,000	$ 4.25	$170,000	Cash	N/A
June 4, 2002	Common Shares	Warrant Exercise	14,600	$ 3.00	$43,800	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
June 6, 2002	Common Shares	Option Exercise	1,000	$ 3.01	$3,010	Cash	N/A
June 11, 2002	Common Shares	Option Exercise	5,000	$ 2.50	$12,500	Cash	N/A
June 14, 2002	Common Shares	Option Exercise	8,500	$ 2.50	$21,250	Cash	N/A
June 18, 2002	Common Shares	Warrant Exercise	45,000	$ 3.00	$135,000	Cash	N/A
June 20, 2002	Common Shares	Option Exercise	6,500	$ 3.01	$19,565	Cash	N/A
June 25, 2002	Common Shares	Option Exercise	3,600	$ 3.01	$10,836	Cash	N/A
June 25, 2002	Common Shares	Warrant Exercise	2,540	$ 3.00	$7,620	Cash	N/A
June 26, 2002	Convertible Debenture	Property Acquisition	A Convertible Debenture	US $1.34 million	N/A (7)	Property Acquisition	N/A
June 28, 2002	Common Shares	Warrant Exercise	10,000	$ 3.00	$30,000	Cash	N/A
June 28, 2002	Common Shares	Property Acquisition	142,970	$ 9.56 USD: $ 6.29504	N/A (6)	Property Acquisition	N/A
July 3, 2002	Common Shares	Warrant Exercise	20,000	$ 3.00	$60,000	Cash	N/A
July 5, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
July 10, 2002	Common Shares	Option Exercise	1,500	$ 3.01	$4,515	Cash	N/A
July 10, 2002	Common Shares	Warrant Exercise	2,800	$ 3.00	$8,400	Cash	N/A
July 11, 2002	Common Shares	Option Exercise	7,500	$ 4.25	$31,875	Cash	N/A
July 15, 2002	Common Shares	Option Exercise	14,000	$ 2.50	$35,000	Cash	N/A
July 15, 2002	Common Shares	Warrant Exercise	10,000	$ 3.00	$30,000	Cash	N/A
July 23, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Aug. 20, 2002	Common Shares	Property Acquisition	45,706	$ 6.87 USD: $4.37580938	N/A (8)	Property Acquisition	N/A
Aug. 28, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Sept. 4, 2002	Common Shares	Warrant Exercise	25,000	$ 2.32	$58,000	Cash	N/A
Sept. 9, 2002	Common Shares	Option Exercise	13,500	$ 2.50	$33,750	Cash	N/A
Sept. 16, 2002	Common Shares	Warrant Exercise	22,000	$ 4.80	$105,600	Cash	N/A
Sept. 18, 2002	Common Shares	Warrant Exercise	10,000	$ 4.80	$48,000	Cash	N/A
Sept. 23, 2002	Common Shares	Warrant Exercise	1,100	$ 3.00	$3,300	Cash	N/A
Sept. 25, 2002	Common Shares	Warrant Exercise	5,500	$ 4.80	$26,400	Cash	N/A
Oct. 1, 2002	Common Shares	Property Acquisition	45,000	$ 7.35	N/A (9)	Property Acquisition	N/A
Oct. 18, 2002	Common Shares	Warrant Exercise	25,000	$ 1.50	$37,500	Cash	N/A
Oct. 21, 2002	Common Shares	Warrant Exercise	7,500	$ 4.80	$36,000	Cash	N/A
Nov. 4, 2002	Common Shares	Property Acquisition	8,000	$ 5.77	N/A (10)	Property Acquisition	N/A
Nov. 14, 2002	Common Shares	Warrant Exercise	40,000	$ 4.80	$192,000	Cash	N/A
Nov. 14, 2002	Common Shares	Convertible Debenture	27,179	$ 5.80	$157,638	Property Acquisition (7)	N/A
Nov. 15, 2002	Common Shares	Convertible Debenture	27,150	$ 5.80	$157,470	Property Acquisition (7)	N/A
Nov. 19, 2002	Common Shares	Warrant Exercise	50,000	$ 1.50	$75,000	Cash	N/A
Nov. 29, 2002	Common Shares	Property Acquisition	100,000	$ 6.05	N/A (11)	Property Acquisition	N/A
Dec. 5, 2002	Common Shares	Convertible Debenture	26,845	$ 5.80	$155,701	Property Acquisition (7)	N/A
Dec. 6, 2002	Common Shares	Convertible Debenture	26,916	$ 5.80	$156,113	Property Acquisition (7)	N/A
Dec. 6, 2002	Common Shares	Warrant Exercise	18,262	$ 4.80	$87,658	Cash	N/A
Dec. 9, 2002	Common Shares	Warrant Exercise	8,700	$ 4.80	$41,760	Cash	N/A
Dec. 10, 2002	Common Shares	Convertible Debenture	53,917	$ 5.80	$312,719	Property Acquisition (7)	N/A
Dec. 13, 2002	Common Shares	Convertible Debenture	53,648	$ 5.80	$311,158	Property Acquisition (7)	N/A
Dec. 16, 2002	Common Shares	Convertible Debenture	80,421	$ 5.80	$466,442	Property Acquisition (7)	N/A
Dec. 16, 2002	Common Shares	Warrant Exercise	13,555	$ 5.80	$65,064	Cash	N/A
Dec. 17, 2002	Common Shares	Convertible Debenture	64,560	$ 5.80	$374,448	Property Acquisition (7)	N/A
Dec. 18, 2002	Common Shares	Private Placement	550,000(12)	$ 6.27	$3,448,500	Cash	N/A
Dec. 18, 2002	Share Purchase Warrants	Private Placement	302,500(12)	--	--	--	--
Dec. 24, 2002	Common Shares	Warrant Exercise	7,874	$ 4.80	$37,795	Cash	N/A

(1)

Issued in connection with two US $500,000 payment obligations due June 30, 2002 and December 31, 2002, regarding the acquisition of the Diablillos property. The value assigned to the payments was $4.2117 per share or $1,613,200.

(2)	Issued in connection with a corporate donation for the Pacific Mineral Museum Society. The value assigned was $40,700.
(3)	Issued in connection with the acquisition of the Candelaria property. The value assigned was $300,000.
(4)	The Private Placement was comprised of 4,200,000 units @ $4.00 (US $2.51). Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $4.80 until May 10, 2004.
(5)

A Finders’ Fee of 80,640 units @ $4.00 valued at $322,560 was paid in connection with the Private Placement. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $4.80 until May 10, 2004.

(6)

Issued in connection with a US $500,000 payment obligation due June 30, 2003 and a US $400,000 payment due December 31, 2003, regarding the acquisition of the Diablillos property. The value assigned to the payments was $9.56 or $1,366,830.

(7)

Issued in connection with the Pirquitas property. The US $1.34 million convertible debenture with interest at 10% per annum and a one-year term is convertible into the Issuer’s common shares at Cdn $5.80 per share.

(8)	Issued in connection with the San Marcial property. The value assigned to the payment was $6.87 or $314,000.
(9)	(9) Issued in connection with the acquisition of the 16:1 mill facility that will eventually be used at the Shafter project. Value assigned was $276,750.
(10)	Issued in connection with the acquisition of a belt filter for the 16:1 mill. Value assigned was $49,200.
(11)	Issued in connection with the 100% acquisition of the Silvertip property. Value assigned was $618,000
(12)

The private placement was comprised of 550,000 units at $6.27 (US $4.05). Each unit was comprised of one common share and 0.55 of one common share purchase warrant exercisable at $7.82 (US $5.05) until December 18, 2004.

Total Common Shares Issued during the twelve months ended December 31, 2002:         8,276,934

Total Warrants Issued during the twelve months ended December 31, 2002:                   4,583,140

(b)        Options Granted During the Twelve months ended December 31, 2002:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 2, 2002	R.E. Gordon Davis	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Michelle Hawkey	5,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Max Holtby	15,400	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	David Johnston	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Michael Kusnezov	15,500	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Paul LaFontaine	32,800	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Catherine McLeod-Seltzer	80,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ken McNaughton	13,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	William Meyer	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ross Mitchell	26,900	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Tove Pedersen	10,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ian Pringle	8,900	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Robert Quartermain	88,800	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Alex Ritchie	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Linda Sue	39,900	$ 4.25	Jan. 1, 2007
Aug. 2, 2002	R.E. Gordon Davis	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Michelle Hawkey	5,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Max Holtby	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	David Johnston	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Michael Kusnezov	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Paul LaFontaine	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	David Landrum	7,400	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Catherine McLeod-Seltzer	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ken McNaughton	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	William Meyer	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ross Mitchell	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Joseph Ovsenek	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Janice Pawlik	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Tove Pedersen	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ian Pringle	6,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Robert Quartermain	80,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Linda Sue	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	James Whelan	10,000	$ 8.00	Aug. 2, 2007
Nov. 1, 2002	Joseph Ovsenek	40,000	$ 6.23	Oct. 31, 2007
TOTAL 868,400

4. Summary of Securities as at December 31, 2002

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	39,190,887 common shares
	Amount	$99,510,000

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.50	October 7, 2004
15,000	$2.10	April 17, 2005
10,000	$2.09	June 5, 2005
44,841	$1.90	Dec. 28, 2005
321,000	$2.50	August 16, 2006
364,800	$3.01	November 6, 2006
316,400	$4.25	January 1, 2007
443,400	$8.00	August 2, 2007
40,000	$6.23	October 31, 2007
1,565,441

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
362,000	$2.32	June 25, 2003
747,360	$3.00	October 29, 2003
4,147,249	$4.80	May 10, 2004
302,500	$7.82 (US$5.05)	December 18, 2004
5,559,109

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at April 7, 2003:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

	Robert A. Quartermain Joseph J. Ovsenek Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Senior Vice President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT

SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Twelve Months Ended December 31, 2002

MESSAGE TO SHAREHOLDERS

It is with pleasure that I report to shareholders in this, our 57th annual report. Silver Standard has established itself as one of the pre-eminent companies focused exclusively on silver, and is one of a few publicly traded companies, worldwide, that has 68% of its resource value in silver, and 83% in precious metals if you include gold. Thus, our shares can be considered an option on silver since our share price moves in sync with the silver price.

This report to you is about growth: growth in our resource base, growth in our cash position, growth in our market capitalization and, perhaps most importantly, growth in our silver resources per share. This growth comes at a time when the global equity markets have been, and continue to be, in decline and silver prices remain at all-time lows, in dollar terms adjusted for inflation.

Over the last two years, much has been written and said about the loss of shareholder confidence in, and lack of accountability of, the management of corporations. We have a different view of the responsibilities of management since we understand that it is you, the shareholders who own the company. In order to share information and gather feedback on management practices and goals, I decided that I would like to hear from you one-on-one. With over 18,000 shareholders, it is not practical to meet with you individually. Last fall, I had the opportunity to discuss the company with over 400 shareholders in various cities. Frequently, my trips to our projects in South America take me through the United States, so meetings were set up in cities through which I would already be traveling. Since I conducted many meetings by myself, costs were minimal, limited to the room rental and refreshments.

Thirty shareholders appeared for the first meeting in Dallas, 52 in Chicago and there was good attendance at meetings in New York, Los Angeles, Denver, San Diego and San Francisco. After my formal presentation, there was good dialogue on the company and silver, with discussion limited to information publicly available to all shareholders. To summarize – shareholders, like management, believe that silver prices will increase and we, as a company, should continue to seek out and acquire new silver projects while preparing the ones we own for production. As you read through this report, you will see that is what we are doing.

The main body of this annual report describes our valuable silver assets. We have an excellent portfolio of projects in the pipeline, ranging from those that are advanced and being prepared for development like Bowdens and Manantial Espejo, to exciting new exploration plays like La Valenciana and La Pitarrilla. With our strong cash position, this year we plan to fund our share of an underground program at Manantial Espejo — an exciting milestone in this project’s development, prepare a feasibility study for Bowdens, move the 16:1 Mill to the Shafter property and manage at least six drill programs on our projects, some of which have never been drilled before and are exciting new exploration targets.

Shareholders recognize we cannot carry out our level of activity and comply with the regulations of running a public company without the support and commitment of the dedicated and professional staff and consultants who work for Silver Standard. I express my appreciation to them on your behalf. And finally to you, our shareholders: your support and trust in us and in our objective as a company, have enabled Silver Standard to become ‘an option on the silver price’ as we strive to become ‘the silver standard.’ We, as managers and stewards of your assets, are like-minded in that we believe silver prices will inevitably improve, and we will be well-positioned to capitalize on a silver price increase for the financial reward of our shareholders.

QUESTIONS TO THE PRESIDENT

Q1     So, describe the company's recent growth.

A1      Over the last 18 months we have taken on five new major projects. We purchased the majority of these projects and that is the reason for the 65% increase in asset value in the last 12 months. Since mid-2001, we have doubled our resource base, and our market capitalization (to the end of February 2003) has seen a 400% increase. Yet, the most important question for shareholders is, “Have we delivered value per share?” and we most certainly have. Shares now represent more resource ounces in all categories than they ever have and, for a silver-leveraged company, that is one of the most important yardsticks. We have also had ‘growth’ on our projects as you read in the Project section where we have added resources to existing projects, moved them to the feasibility stage and, like Manantial Espejo, advanced to the next phase with an underground program.

Q2     What are your most advanced projects?

A2      Our three most advanced projects are Bowdens, Manantial Espejo and Pirquitas. Pirquitas had a feasibility study completed in 1999 which, with the devaluation of the Argentine peso, will need to be updated. We will undertake the update of the feasibility study with our partners at the appropriate time and in the interim will maintain all permits that have been issued. At Bowdens, we will now move it to feasibility study as this process can take a year, and we want to have Bowdens ready to take advantage of a silver price increase. That is also the reason that we, along with Pan American Silver Corp., our joint venture partner, have elected to go underground at Manantial Espejo since we will need that information to complete a feasibility study.

Q3     Are there still projects out there to acquire?

A3      Yes. We are always reviewing projects that meet our criteria and discussing acquisition with their owners. Sometimes, like last year in the acquisitions of Pirquitas and Silvertip, we are able to conclude a deal quickly. With more project competition, this process slows, but I am confident that we can continue to deliver sizeable silver resources to our shareholders.

Q4     With renewed interest in precious metals, and more competition for silver projects, can you still buy them at your historical average cost of US$0.04 per ounce?

A4      There is now more competition for silver projects with defined resources. As a consequence, we have had to raise our purchase price per resource ounce, as we did last year when we paid US$0.06 per ounce for Pirquitas. If we are to continue to grow the company, we have to be competitive to acquire more projects, but we cannot over pay. As the market values our resource ounces at an average of US$0.30 per ounce of silver, we cannot pay more than US$0.10 to $0.15 per resource ounce, otherwise the acquisition is not accretive to shareholders. Consequently, we must continue to exercise an acquisition discipline.

Q5     How do you decide which projects to acquire?

A5      First, the project should be dominantly (over 50% of the metal value) in silver. The resource should be drilled sufficiently to show continuity of mineralization and, if possible, demonstrate a resource of at least 20 million resource ounces in all categories, with the potential to increase the resource. The project should have some preliminary metallurgical testwork to demonstrate the silver is recoverable and should have no environmental issues that are not at least quantifiable and manageable.

Q6     What is your annual expenditure level?

A6      Our annual expenses have two components: administration costs necessary to pay regulatory fees, management and taxes; and discretionary acquisition and project costs. Our administration costs averaged $1.3 million over the last three years for a staff of 10, exclusive of non-recurring and stock-based compensation charges. This is low for a company with our market capitalization, and we purposely keep them low to spend shareholder money on project acquisition and development.

In addition, we have option payments, land taxes, canon payments, site security, insurance, and other costs necessary to preserve the investment in our various projects. These costs on all projects total $2 million or so per annum, so for less than US$0.003 per resource ounce per year, we maintain title to our projects. Depending on our available free cash, we then make acquisitions or advance our projects, either by drilling or through feasibility studies, and this year will spend $5 million in that regard. We recognize that we must exercise fiscal discipline so that we do not run short of cash to maintain our asset base. We currently have sufficient cash to see us through the next few years and will raise additional funds, or monetize non-core assets, as the Board deems prudent.

Q7     With no production, where do you get your cash?

A7      Silver Standard currently has a strong cash position of $14.7 million (March 24th) with no material long-term debt. We raise cash by issuing shares to investors in private placements – we receive cash and they receive shares.

Q8     But don’t private placements dilute a shareholder’s interest?

A8      Technically, the company has more shares out this year than it did last year. Practically, a shareholder is better off as a share now represents more resource ounces (in all categories) than it did a year ago. The market currently values the company at US$0.30 per resource ounce. If we issue stock in a private placement to raise funds and then use those funds to purchase more ounces at US $0.05 to $0.10 per ounce, we have accretive growth per share. That is good for shareholders and this will continue to be our near-term strategy.

Q9     How much does management and the directors own of the company?

A9      As a 57 year-old company, directors and employees, like shareholders, have had to purchase their shares on the open market, or by exercise of share options at the market issued price. There are no preferential founders’ or cheap shares issued to management. I, for example, have purchased my shares in the company over a number of years at the market price for the stock. Directors own shares in the company and many employees have share positions as well. Although collectively we own a few percent of the company, our interests are aligned with those of shareholders: growing the company and increasing shareholder value.

Q10     What is your policy on stock options?

A10      Stock options are a way to complement salaries and provide additional incentive to employees. As the company does not have cash flow from a mining operation, salaries are paid from cash raised through equity financings. By complementing salaries with stock options, we are able to keep our administrative costs lower than they might otherwise be and at the same time provide incentive for our dedicated employees. Our stock options represent only 3% of issued capital, low by industry standards. Shareholders should remember that when an employee exercises a stock option for $8, the company receives the money and this amount is added to our working capital.

Q11     What is your policy on hedging?

A11      Investors purchase shares in Silver Standard because the shares represent an option on future silver price increases due to our large in-ground silver resource. If we, as a company, were to hedge our silver at low prices once in production, then we would limit our shareholders’ upside when silver prices increase. Currently, gold companies that are not hedged have provided the largest returns to their shareholders. Accordingly, our policy and intent is not to hedge once we achieve production. When we place a project in production, financiers of the project may require that we hedge some production, in order to decrease their financial risk, as a condition of providing debt financing. If required, we would only hedge the minimum required to secure project financing.

Q12     So what about silver price?

A12      The silver price continues to perplex. With the known silver inventories at low levels; most large government inventories gone or reduced, such as the U.S. strategic stockpile which once exceeded two billion ounces and is now eliminated; increasing annual demand for silver for all uses including photography; the 14th straight year of demand exceeding supply; one would think the price should be higher than it is at present. One of the unique aspects of silver that sets it apart from other metals is that most silver is produced as a by-product. As a result, its price level may not be as critical to, say, a copper mine which has a silver credit and sells its silver at market prices. As far as we are concerned, the fundamentals for silver are more attractive than most metals, and we continue to believe that as silver is drawn from undisclosed inventories, these inventories will shrink — putting upward pressure on the price. Refer to the Silver Market section for more detailed information.

Q13     How do you distinguish yourselves from other silver-focused companies?

A13      I think one of the main advantages of Silver Standard is the portfolio of quality projects that we are developing. Other silver-focused companies may have one or two key projects, while we have eight core and advanced projects. We started in the silver business in 1946 and since 1993 have been focused exclusively on silver, so we have some experience over others just now focusing on silver. One other aspect that makes us different is the potential to produce silver doré onsite. Most silver properties require the production of a concentrate with subsequent smelting and refining. At projects such as Shafter, Manantial Espejo or Challacollo, we could produce doré silver and sell only the silver needed to pay costs and vault the rest.

Q14     What are you most excited about?

A14      In a word – discovery. I continue to be excited about the prospect of growing the resource base of the company by the acquisition and discovery of new projects. By way of example, we acquired an option on the Challacollo project with no defineable resource, yet for a few cents per resource ounce we have outlined almost 40 million ounces, and I expect we will have more additions this year. At Manantial Espejo, we discovered the higher grade Melissa Vein – it is not large but will help advance the project to production. In Mexico, we started grassroots exploration 18 months ago looking for a bulk tonnage silver deposit. These are early days, but our La Valenciana and La Pitarrilla projects show exciting promise, and we plan to drill test both in 2003. Discovery is creating true value for shareholders. Silver Standard has a portfolio of quality projects at different stages in the development pipeline enabling the company to take advantage of, and to grow with, an improving silver price. Also, eight core projects each contain more than 20 million ounces of silver in all categories, all have had drilling and preliminary metallurgical testwork and many have had past production. In addition, we have an excellent group of exploration projects that we plan to advance.

BOWDENS PROJECT, NEW SOUTH WALES, AUSTRALIA

The Bowdens silver project is among the larger undeveloped silver-dominant projects in the world. In 2003, Silver Standard plans to complete further metallurgical testwork, continue with baseline studies, and, with this information, proceed to feasibility level studies, which will allow the company to seek the permits necessary for production.

Location

The Bowdens silver project, owned 100% by Silver Standard, subject to a 1% to 2% sliding royalty, is among the larger undeveloped silver-dominant projects in the world. The project is located 200 kilometers (125 miles) northwest of Sydney. It is readily accessible by road; a major power line is close by; there are coal mines operating in the area; a knowledgeable labor force lives nearby; and the company owns the surface rights covering the mineralization and most of the proposed mine infrastructure. The property consists of a single exploration tenement (EL5920) consisting of 131 units covering 146.3 square miles (379 km2).

Geology

The silver mineralization is hosted in a Permian, flat-lying felsic volcanic sequence consisting of rhyodacite ignimbrites and tuffs with lesser flows. The mineralization appears to favor the contact between a porous tuff and a welded ignimbrite. The low sulfidation epithermal system has minor lead and zinc with the silver occurring in galena, sphalerite, argentite and pearcite. There are also a few high-grade silver-lead-zinc veins within the large, lower grade mineralized system.

Metallurgy

Metallurgical test work carried out by the company demonstrates that SAG milling followed by a conventional flotation circuit will provide optimum recoveries. A silver-rich, lead concentrate and a zinc concentrate with lesser silver could be produced on site and then exported for silver recovery. Recoveries are expected to average 88% for silver, 92% for lead, and 65% for zinc from an 8,000 tonne-per-day open pit operation.

Work in 2002

Since discovery until the end of 2002, 301 holes totalling 31,499 meters have been drilled at the project. The company is currently completing a 160-hole, 19,000-meter drill program to provide sufficient information on the mineralization to calculate an open pit resource. This program has already located some high-grade mineralization in the area of the Bundarra farm. Drill hole BGD-026 encountered 156 ounces of silver per ton over 3.9 feet with 20.5% lead and 12.65% zinc (1.25 meters of 3,850 g/t silver) within a broader zone that assayed 2.5 ounces of silver per ton over 420.3 feet (86 meters of 86 g/t silver). This high-grade mineralization does not add significantly to the project resource, but it will assist the project economics due to its location within the planned open pit.

While the remainder of the 2002 drilling program was largely infill, there were numerous significant intersections of higher grade mineralization such as BGD-042 which intersected 98.4 feet of 14.8 ounces of silver per ton, 1.28% lead and 0.52% zinc (30 meters of 509 g/t silver) and an underlying zone of 55.8 feet of 5.5 ounces of silver per ton (17 meters of 190 g/t silver). BGD-034, which is also located in the Main Zone, intersected 216.5 feet of 2.4 ounces of silver per ton (66 meters of 81 g/t silver) plus 0.72% combined lead and zinc. At the completion of the current drilling, an updated resource calculation will be undertaken and verified by independent geological consultants who are familiar with the project.

Work in 2003

In addition to drilling, the company plans to complete further metallurgical testwork, continue with baseline studies, and, with this information, proceed to feasibility level studies, which will allow the company to seek the permits necessary for production. By expending funds now on this quality project, the company will be in a better position to capitalize on a sudden upward move in silver prices.

Project Scope

Independent scoping studies suggest that the deposit can be mined at a rate of two million tonnes per annum producing 4.5 million ounces of silver along with 4,750 tonnes of lead and 4,500 tonnes of zinc. At current metal prices, silver represents 70% of the value of the project so decisions on production will be based on the silver price, with credits for zinc and lead by-products.

MANANTIAL ESPEJO, SANTA CRUZ, ARGENTINA

To proceed to project feasibility, the joint venture partners have decided the next step is to initiate an underground program, and will collar a 1,000-meter exploration decline in October. This is a significant milestone in any project’s development as it will lead to a detailed look at the mineralization to be mined in the future.

Location

Manantial Espejo is a 50/50 joint venture between Silver Standard and Pan American Silver Corp., with Silver Standard currently the operator. The property is located in Santa Cruz province in southern Argentina, 100 miles (160 kilometers) by road west of Puerto San Julian. The property consists of 17 separate claims covering 99.2 square miles (257 km2). The project is accessible by an all weather road and the partners have an option to acquire the surface rights covering the main zone. The joint venture presently has facilities on site sufficient for 20 men and storage of all drill core.

Geology

The project area is underlain by a Jurassic intermediate to felsic volcanosedimentary sequence with the economic mineralization hosted in high angle, low sulphidation quartz veins. These veins cut all lithologies and the mineralization to date, although not closed off at depth, appears to occur within a 300-meter vertical band largely within the more brittle massive rhyodacite flows and tuffs. Gold normally occurs as electrum and silver in argentite, ancanthite, proustite-pyrargerite and other sulfosalts. The mineralized veins generally trend northwest with a few smaller but higher grade, east/west structures. The property has excellent exploration potential for the future development of additional resources on known as well as yet undiscovered veins.

Metallurgy

Kilborn Engineering completed a prefeasibility study in 1998 that included significant metallurgical test work. That work demonstrated recoveries of silver in excess of 80% and 95% for gold and the recommended process would produce doré bars on site.

Previous Work

Since 1980, in excess of US$17 million has been spent on the exploration and drilling of Manantial Espejo: by St Joe Minerals, Lac Minerals, Barrick Gold, Triton Mining Corporation and now Silver Standard/Pan American. This work includes 44,542 meters of drilling in 408 holes that has outlined four potential ore veins: Maria, Melissa, Union/Karina and Concepción.

In 2002, over US$1.2 million was expended on the property. Resource infill drilling encountered high-grade mineralization over significant intervals, a feature that distinguishes Manantial Espejo from other properties in southwestern Argentina. Results from the Maria Vein included drill hole T-289 which intersected 27.9 feet of 0.42 ounces of gold per ton and 10.5 ounces of silver per ton (8.5 meters of 14.3 g/t gold and 360.3 g/t silver) and T-309 which intersected 47.9 feet of 0.25 ounces of gold per ton and 3.4 ounces of silver per ton (14.6 meters of 8.6 g/t gold and 115.5 g/t silver).

Of the mineralized zones, the largest is Maria with 60% of the known resource. Next in size is Union/Karina, followed by Concepción. We are currently calculating a resource for Melissa which should be ready in the second quarter of this year.

Work for 2003-2004

The joint venture has decided the next step is to initiate an underground program, and will collar a 1,000-meter exploration decline in October. This is a significant milestone in any project’s development as it will allow access to the mineralization to be mined in the future and accomodate lower cost underground definition drilling. The underground program will run through 2004 and into 2005.

Project Scope

Kilborn’s study examined a 1,500 tonne-per-day operation. If we can mine the current resource, totaling 6.0 million tonnes in all categories, this should be sufficient for a 10- to 12-year mine life producing 3.3 million ounces of silver and 75,000 ounces of gold per year.

PIRQUITAS PROJECT, JUJUY PROVINCE, ARGENTINA

With the recent monetary issues affecting Argentina, the feasibility study will have to be updated. The Sunshine evaluation showed that prices in excess of $5.50/ounce of silver were necessary to have a profitable operation. The company, as operator, and its partners, have agreed to maintain the permits in good standing, undertake some additional property exploration and may review the high-grade as well as bulk tonnage mining aspects of the property.

Location

Pirquitas is located in northern Argentina in Jujuy province. The property is accessible by an all weather road and is at an elevation of 4,100 meters. All the surface and mining rights are owned by Sunshine Argentina, Inc. with no royalties other than those paid to the province. Sunshine Argentina is owned 43.4% by Silver Standard and 56.6% by Elliott International, L.P. and the Liverpool Limited Partnership, with Silver Standard as operator.

Geology

The property is underlain by Ordovician sediments comprised of shales, sandstone and greywacke with minor areas of conglomerate. The sediments are folded and in the area of the mineralized zone form an east-plunging, gently-folded anticline. The main mineralized veins run parallel to the hinge of the anticline and in-fill tension joints related to brittle deformation. The silver occurs as freibergite, pyrargyrite, miargyrite and acanthite while the tin is largely cassiterite.

Metallurgy

Extensive metallurgy has been carried out at Pirquitas establishing recoveries of 76% for silver and 57% for tin. The metallurgical testwork consisted of a small-scale plant test producing a silver concentrate containing 800 ounces of silver per ton in a conventional mill circuit and a tin concentrate running 25% recovered in a gravity circuit.

Previous Work

The Pirquitas deposit was discovered in 1930 and in 1933 initially placer-mined for tin and, starting in 1936, mined for the high-grade tin veins. This subsequently led to the discovery of silver and between 1933 and 1990 some 25 million ounces was mined from underground. Sunshine Mining and Refining Company purchased the property in an auction in 1998 and undertook an approximately US$25 million feasibility study, which included extensive surface drilling and underground sampling, to establish the low grade envelope surrounding the higher grade silver-tin veins. Sunshine also purchased all of the surface rights and obtained all of the permits necessary for production.

Work for 2003

With the recent monetary issues affecting Argentina, the feasibility study for the project will have to be updated. The Sunshine evaluation showed that prices in excess of $5.50/ounce of silver were necessary for a profitable operation. Until prices improve, the company, as operator, and our partners have agreed to maintain the permits in good standing and undertake some additional property exploration. As silver prices increase, the feasibility study will be updated, and the partners may review the high-grade as well as bulk tonnage aspects of the property.

Project Scope

Based on the feasibility study completed by Jacobs Engineering, Pirquitas would be mined at a rate of 9,600 tonnes of ore per day with a 5.4:1 waste-to-ore strip ratio. This would produce 10.97 million ounces of silver and 3,245 tonnes of tin per annum. The mine would employ 460 people and have a life of 9.1 years. Potential for expansion of known resources is considered excellent.

SHAFTER PROJECT, TEXAS — Largest undeveloped silver resource in Texas

The Shafter Project is located in Presidio County in southwest Texas. The property has good access and infrastructure as it is traversed by a major road and power line. Discovered in 1880, the property produced 35 million ounces of silver from 2.3 million tons of material until it was closed in 1942.

Between 1977 and 1982, Gold Fields outlined a further two million tons of mineralization at Shafter and spent US$20 million on the project, which included the sinking of a 1,052-foot shaft and completion of 5,100 feet of underground development. In 2001, we received the last of nine permits necessary to place the mine back into production.

In 2002, the company completed the purchase, and dismantling, of major components of a used, 800 ton-per-day mill located in Nevada. The company is in the process of transporting this mill to Shafter. Subject to higher silver prices, the company plans to produce over two million ounces of silver per year producing silver doré on site.

DIABLILLOS, SALTA PROVINCE, ARGENTINA — Large silver-gold resource with new exploration

The Diablillos silver-gold project is road accessible and located in Salta province 100 kilometers by road southwest of Pirquitas. Discovered in the 1970s, Barrick Gold Corporation expended US$17 million from 1998-2001 and drilled 174 holes, sufficient to define an inferred resource.

The silver and gold-bearing sulfide mineralization occurs as discrete grains in sulfosalts in quartz breccia veins cutting andestitic rocks. Barrick carried out a prefeasibility study that concluded the project would need a gold price of US$380 per ounce to be economic. With the increase in gold price, the company is in discussions to grant an option on two of the five project claims that cover gold showings, but which currently contain no known silver resources. If a silver resource is found on the optioned claims, Silver Standard would retain the majority interest.

CANDELARIA MINE, NEVADA — Open pit mine awaiting higher prices

The Candelaria mine is located in west central Nevada, about 55 miles south of Hawthorne, Nevada. The mine has been an intermittent producer since the 1860s with total production of 68 million ounces of silver. The silver occurs in an east-trending stockwork vein system within the Candelaria Shear, which is generally parallel to the bedding of the host Candelaria Formation.

The main ore bodies vary from 80 to 120 feet in thickness. Thirty percent of the silver resource is hosted on the heap leach pads in ore crushed to one inch, with the remainder of the resource unmined. Kinross, the former owner, processed the ore by heap leaching while much higher recoveries can be achieved through milling of the ore. All permits are maintained in good standing and bonding is in place for the leach pads. An operating plan will need to be approved should the company move to advance the project by way of milling when higher silver prices are achieved.

CHALLACOLLO, NORTHERN CHILE — Exploration drilling to expand resource

The road-accessible Challacollo project is located 130 miles (200 kilometers) southeast of the major port of Iquique in northern Chile, and 19 miles (30 kilometers) east of the Pan American Highway. A main power grid is close to the project. The silver occurs in galena and as acanthite, freibergite, pyrargerite and proustite in a number of steeply-dipping, north-striking quartz vein systems in gently dipping rhyodacites and andesites.

The project has been mined sporadically since 1772, and the silver can be recovered by leaching, producing silver at source, or by flotation. The company can earn a 100% interest in the project, subject to a 4% capped NSR, by making a final option payment of US$570,000 by August. Drilling by the company has already outlined a significant silver resource, and the property will be further drilled this year to increase this figure. The Lolon vein contains all of the silver resource outlined to date, but is only one of four mineralized structures on the property.

OTHER EXPLORATION PROJECTS

Maverick Springs, Nevada

Silver Standard entered into a letter agreement in late 2002 for a unique option/joint venture with Vista Gold Corp. of Littleton, Colorado, in which Silver Standard will acquire all silver resources hosted in the Maverick Springs silver-gold prospect in northern Nevada.

Under the terms of the letter agreement, Silver Standard will pay Vista US$300,000 on closing of a formal agreement and contribute US$1.2 million toward exploration programs, land holding costs and option payments, subject to a back-in right and underlying royalties payable to Newmont Mining Corporation. Silver Standard’s payments reflect the current ratio of the gross value of silver and gold hosted by Maverick Springs and equal approximately US$0.015 per resource ounce of silver.

Maverick Springs is considered a silver-rich, Carlin-type system with mineralization from 100 to 400 feet in thickness. The area of known mineralization occupies an area 6,000 feet north-south by 2,500 feet east-west, indicating a very large mineralized system.

San Marcial, Mexico

The property is located in the Sierra Madre mountains, 56 miles (90 kilometers) east of Mazatlan in Mexico, in geology similar to that hosting Pan American’s Alamo Dorado project. To date, drilling has outlined three parallel structures that extend over 1,475 feet (450 meters) and are open in all directions. The company has an option on this property which has a number of bulk tonnage silver targets. The company’s expenditures in 2002 were sufficient to keep its option in good standing well into 2003.

Chile, South America

In 2002, the company staked three new properties in northern Chile, an area that is prospective for silver but which has received little exploration attention. The three properties, all located in Region II, are La Flora, Juncal and Cachinal. At La Flora, drilling previously intersected 56 feet of 11 ounces of silver per ton (17 meters of 379 g/t silver) close to surface. Juncal contains two long silver veins while Cachinal has rhyolite flows with narrow, silver-rich quartz veins that have bulk tonnage potential.

La Pitarrilla, Mexico

La Pitarrilla, located approximately 110 miles (180 kilometers) north of Durango City, was staked by the company and is accessible by numerous ranch roads. The property has at least three mineralized areas measuring up to 1,000 feet by 1,600 feet (300 meters by 500 meters) on surface as defined by 377 rock chip samples. This sampling consistently exceeded 20 grams of silver per tonne with core zones that average over 2.5 ounces of silver per ton (90 g/t silver).

The La Pitarrilla property covers a rhyolite dome that intrudes Cretaceous limestone and sediments. Ring dyke contacts and volcanic breccias are mineralized with iron oxides, silver and minor amounts of zinc. A drill program is planned for later this year.

San Agustin, Mexico

Silver Standard acquired the San Agustín property, located 56 miles (90 kilometers) north of Durango City, through a government auction. Earlier operators had tested near-surface mineralization through both drilling (14,701 meters) and underground work. Monarch Resources drilled a total of 68 holes including SA-34 that intersected 0.14 ounces of gold per ton and 1.6 ounces of silver per ton over 157 feet (4.85 g/t gold and 56.5 g/t silver over 48 meters).

At San Agustín, Cretaceous siltstones and conglomerates are intruded by a porphyritic dacite and felsic lapilli tuffs. Hematitic alteration of the dacite is associated with hydrothermally-altered breccia zones. Silver Standard believes the property has significant potential for epithermal mineralization at depth.

La Valenciana, Mexico

The company acquired the La Valenciana property through a government auction. La Valenciana is located 100 miles (160 kilometers) east of Durango City and is crossed by good quality secondary and ranch roads. Previous work on the property included drilling. V-12 encountered 1.6 ounces of silver per ton over 160 feet (53 g/t silver over 62.7 meters.)

Structural preparation of siltstones and conglomerates on the margin of an intrusive concentrated a wide zone of sheeted massive sulphide veins. These veins range up to one foot (30 centimeters) in width and assay up to 41.1 ounces of silver per ton, 0.40 ounces of gold per ton (1,410 g/t silver and 13.9 g/t gold), 7.7% lead and 10.6% zinc. The zone is up to 90 meters in true width and is open along strike. A drill program will be started in April to test the near-surface potential of known mineralization.

Sulphurets, British Columbia

This high-grade, gold-silver project is located in northern British Columbia and has had over $40 million spent since 1986 on its exploration and development. Work included 78,300 meters of surface and underground diamond drilling, 5,275 meters (3.3 miles) of underground development and completion of a feasibility study of a 350 ton/day operation.

The West Zone is the location of eight steeply-dipping veins containing silver-gold mineralization, some of which are up to 40 meters (130 feet) in width. The Bruceside Project is an advanced project suitable for development with a focus on production from high-grade sections of the vein system.

As a gold-dominant project located in northern British Columbia, Sulphurets is not core to Silver Standard and we are seeking ways to monetize our purchase of this asset and redeploy the capital in other silver-dominant projects.

Silvertip, British Columbia

This project, located in northern British Columbia approximately 50 miles (85 kilometers) south of Watson Lake, Yukon Territory, hosts a significant silver resource within a high-grade, base metal-dominant massive sulphide deposit.

Exploration work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. Expenditures on the property have exceeded $23 million but, similar to other company acquisitions, Silver Standard’s cost was a small percentage of past investment.

The property is 100%-owned, subject to a 5% net profit royalty on some non-core claims. Silvertip is among the highest grade carbonate replacement deposits in North America and exploration potential is considered to be very good. Silver Standard plans to hold the property on a care and maintenance basis pending higher base metal and silver prices.

STRATEGIC INVESTMENTS

In 2002, Silver Standard subscribed for private placements in Vista Gold Corp. and Cardero Resources Corp. Vista Gold’s corporate mission is to acquire gold resources that are currently uneconomic but will benefit from higher gold prices. Vista Gold also holds an option for the Maverick Springs silver-gold property (described on page 18) in which Silver Standard is earning an interest. Cardero has acquired the rights to the La Providencia silver mine located near the Pirquitas property in northwestern Argentina.

The cost of these investments at December 31, 2002 was $313,000, and they had a quoted market value of $1,358,000. The company will also consider a private placement in other silver-focused companies with a strategic benefit for Silver Standard.

RESOURCES/MINERALIZED MATERIAL

Silver Standard currently owns or controls through option agreements 11 projects on three continents that together contain:

•	measured and indicated silver resources totalling 288.8 million ounces and inferred resources totalling 356.2 million ounces.
•	inferred resources totalling 356.2 million ounces.

Measured and indicated gold resources total 1.13 million ounces and inferred gold resources add a further 1.11 million ounces to the company’s silver asset base.

Finding silver metal and quantifying its extent in the ground is a challenge, yet geologists and mining engineers have developed techniques of sampling and drilling to indicate the extent and grade of in-ground mineralization. Although no company knows exactly what is in the ground until it is mined, geoscientists can make projections within a few percent of the actual in-ground ore based on physical and scientific data. The Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Australian Institute of Mining and Metallurgy and other professional bodies have developed standard nomenclature so that silver resources located anywhere in the world can be described and compared with a level of certainty.

Silver Standard employs two professional geoscientists and a geological engineer and has three professional engineers on its board of directors. To ensure transparency and provide independent third party verification, Silver Standard in 2001 arranged an independent review of its projects pursuant to Canada’s National Instrument 43-101 which deals with the classification of drill-defined resources and mineralized material. With new acquisitions and more drilling in 2002, the total measured, indicated and inferred figures have increased from previous years, notably with Pirquitas, Maverick Springs, and Silvertip. All except Silvertip have been independently reviewed. Revised figures for Manantial Espejo and Bowdens are expected in mid-2003.

SURFACE RIGHTS

To expedite production once a decision to mine a property has been made, the company has been accumulating the surface rights to key properties.

SILVER MARKET

14 Years of Supply Deficit

In 2002, silver demand exceeded supply by approximately 50 million ounces. This is the fourteenth consecutive year of supply deficit. Over this time period, 1.6 billion ounces of silver have been drawn out of reported and undisclosed inventories to make up the shortfall.

Demand

Demand for silver remains strong. Why? Because of the unique characteristics of the metal and element. Of primary importance is silver’s photosensitivity. Although we in North America have an increased exposure to digital camera use, silver halide still provides enhanced quality in both film and photographs and, globally, silver use in photography continues to grow. Silver as the white precious metal, still has significant use as an historic storage of wealth in jewelry, coinage and silverware.

Silver’s recent growth, however, has been through its industrial applications. Another of silver’s unique characteristics is that it does not spark when subjected to an electrical charge. Thus its applications in electronics and wiring as a solder is important in intricate electrical contacts. Silver’s other unique characteristic is that it is a natural biocide. It is used in ointments for burn victims, eye drops and water filtration systems. Silver kills bacteria by breaking down cell walls, yet the silver is inert to humans and animals.

Photographic use has increased year over year to 280 million ounces in 2002. Jewelry and silverware consumed 265 million ounces, a reduction of 22 million ounces from last year. The reason for this is largely related to the increased price of silver in India and the corresponding reduction of silver imports. Electronic demand last year was 110 million ounces, down slightly from the previous year due to the downturn in the electronics industries, specifically computers and cell phones.

Other uses consumed about 150 million ounces as solders, bearings, chemical catalysts used to make the basic feedstock for polyethylene, mirrors, medicines, dental alloys, and other applications. Another 20 million ounces of silver were used in the making of silver bullion coins, which investors buy. These are counted as separate from fabricated products, since they are ‘bullion-like’ and purchased for their silver content.

Supply

Supply in 2002 totalled approximately 770 million ounces. The largest component of this, of course, was mine production at some 501 million ounces – just slightly below the 502 million ounces mined in 2001. Most mine supply is a by-product from base metal and gold operations. Less than 13% of total silver supply comes from mines whose main metal is silver. Primary silver mines accounted for only around 100 million ounces of mine production. Secondary supply, which is largely scrap, comes from photographic recycling, silver coinage, and jewelry. These supplies totalled about 268 million ounces in 2002. Government disposal of silver held by western economies totalled 25 million ounces of this supply, with exports from transitional economies (primarily China and Uzbekistan) coming in at around 12 million ounces. The 50 million-ounce deficit between supply and demand has been made up by silver sold from undisclosed inventories.

China

There has been discussion over the last few years regarding China’s role in the silver market. For decades, China had one of the larger government silver inventories due to discontinued use of silver in coinage in the first half of the last century. It now appears that much of this silver was sold off in the 1980s and 1990s. How much is left is a state secret. Many believe that very little is left in the Chinese government inventories. Other observers appear to believe that China still has one of the larger inventories of silver held by a national government. Actually, this may not be of great long-term significance since most governments liquidated their silver inventories in the 1960s and 1970s. Peru liquidated its government silver stocks in the 1980s, and the U.S. government (which had most of the reported government silver stocks) has sold off its stocks in the form of Silver Eagle bullion coins, with the last reserves used in 2002. The U.S. is now purchasing silver on the open market to mint Silver Eagles.

With the improvements in the Chinese economy, liberalized gold and silver markets, lower labor costs, and relatively liberal environmental regulations and laws, there has been movement of silver-rich concentrates into the Chinese refining market. The Chinese government is expected to continue disposal of its silver stocks, but it appears that much of the silver exported from China represents newly refined metal from these imported base metal concentrates and scrap.

As the Chinese photography market has modernized over the past several years, it has relied more on silver imported as silver nitrate. These imports have displaced domestically refined silver that was formerly used in this, the world’s second largest, photographic market.

The displaced Chinese silver refined from scrap has been exported. Again, this metal has not so much represented a net increase in world silver supplies as it has reflected changes in the international flow of silver around the world.

2003

Looking to the future, an increase in silver prices will be related in part to increased physical demand. Because of its unique characteristics, there are new developments which could be significant for increased silver consumption. Silver is used in superconductors in which silver is coated around the core wire. This silver sheath increases the efficiency of the superconductive wire, reducing the loss of power during transmission. The more efficient transmission of power is a concern due to increasing electricity costs and rising demand for electricity worldwide. Research is ongoing in the development of benign anti-fouling paints for watercraft, replacing the copper anti-fouling paint that is toxic to marine life. Along the same lines, there is research into silver wood preservatives, replacing the more toxic arsenic-based wood preservatives.

If we consider jewelry, coinage and silverware as investments, then 75% of silver’s use is in industrial applications dominated by photography, electronics, and bactericides. Actual silver demand for investment is smaller than the 280 million ounces used in jewelry, silverware and coinage. Official Indian silver imports in 2002 are estimated to have been 109 million ounces. This is down significantly from 146 million ounces imported in 2001 and 123 million ounces in 2000. The decrease in 2002 shows the price sensitivity of Indian silver imports. When prices rose to US$5.15 in 2002, Indian silver importation declined drastically for a few months and a significant amount of silver, estimated at 30 million ounces, was sold in the form of jewelry scrap. The Indian silver market clearly continues to be price sensitive.

As for photography, the largest silver consumer, digital cameras have made some inroads but increasing photographic use in x-rays and disposable cameras, and growth in China and the rest of Asia, more than offsets the digital influence.

Looking at 2003, CPM Group of New York, which undertakes research on silver and is supported in part by Silver Standard, is expecting that demand for silver will decrease marginally to between 800 and 810 million ounces. The deficit is likely to be around 39 million ounces and the supply side is not expected to change dramatically, staying around 775 million ounces.

Comex

Besides the physical metal which is produced and consumed, there is substantial trading in silver paper contracts in which an agreement is made to either buy or sell silver at a given price at a given point in time in the future. The vast majority of these ‘paper silver’ transactions occur in the interbank or over-the-counter market, which is largely unreported. The only data that is published relates to the amount of silver cleared between major banks in the London silver market. In 2002 a total of 21.9 billion ounces of silver was cleared through the London silver market, compared to annual total supply and demand of some 800 million ounces. Additionally, silver is traded on the New York Commodities Exchange (Comex) and other exchanges. These exchanges trade futures and options, and report transaction volumes in greater detail. In 2002 slightly more than 15.7 billion ounces of silver, on paper, changed hands on the Comex.

As we understand Comex, though we are not investment advisors or futures traders, part of Comex’s function as a futures exchange is to have arrangements with banks and other private vaulting depositories. These arrangements allow entities trading silver on Comex to hold silver inventories in these vaults and register these stocks with the Comex Clearinghouse. The four vaults that provide this service also hold metal for others, including silver that is not registered against Comex futures positions. Comex silver inventories over the last five years have fluctuated between 100 and 110 million ounces. Of this, 55 to 58 million ounces are usually held as registered stocks. These stocks mostly are held by trading companies. There is a constant flow of silver through these depositories, as mining companies and refineries deliver metal to traders, and traders ship metal to industrial users and other buyers. Unregistered stocks of some 50 million ounces also are reported to the Comex. This represents metal that is held in these vaults that meets all of the Comex delivery specifications, but is not registered with the Comex.

We also understand that Comex requires reporting of this data to reduce the ability of trading banks to distort market impressions by holding metal in the vaults without registering the stocks, which could cause some observers to believe there is less metal available to the market than actually is available. That said, most of the unregistered but eligible stocks appear to be held by long-term investors, who do not trade on the Comex. These physical stocks compare very differently to the open contracts on Comex. Although stale-dated by the time you receive this report, the Comex May contracts alone stand at some 260 million ounces as of 18 March.

This is just one indication of how much more silver is paper-traded than as physical metal. We have been advised that most contracts, although requiring physical delivery, have a clause which allows cash settlement, or payment for the silver. Silver Standard does not intend in any way to provide security advice nor to comment on the negative or positive aspects of silver options or Comex trading at this time, but merely make our shareholders aware of the fact that there is substantially more paper trading of silver than actual physical metal.

Silver and Gold

Finally, to put silver in perspective, let’s look at it in the context of gold. At the current silver price of US$4.50 per ounce, the total value of all silver consumed in 2002, assuming 830 million ounces, was US$3.7 billion. Of the primary silver producers, and these are ones in which at least 50% of their revenue as a company is silver, the value of the silver they produced represented 3% of total supply.

Compare this to its sister metal, gold. Gold production last year was approximately 2,500 tonnes or 82 million ounces with a total value of $26 billion. Of the 22 primary gold producers, nine are major producers and six are intermediate. The nine major gold producers accounted for 86% of gold production while the six intermediate producers accounted for 10% of the gold production so that the 15 largest gold producers accounted for 96% of the gold produced. The total market cap value of the primary and intermediate gold producers is some 30 to 40 times that of the primary silver producers.

In essence, the silver market compared to gold is much smaller and does not receive the same level of attention or investor interest. While the total silver metal value is one-eighth that of gold, 10 times more silver is produced than gold. The market capitalization of primary silver producers is a small fraction of primary gold producers. More importantly, those involved in the primary production of silver account for less than 5% of the silver produced, unlike the primary gold producers which account for 95% of gold produced. This speaks to the large by-product component in the silver market, but more importantly illustrates the niche for Silver Standard, a company focused on the acquisition and development of silver-dominant projects.

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND FINANCIAL REVIEW

Management’s discussion and analysis (“MD & A”) provides a detailed analysis of Silver Standard’s business and compares its 2002 financial results with those of the previous two years. In order to better understand the MD & A, it should be read in conjunction with the consolidated financial statements and related notes. The company prepares and files with various Canadian regulatory authorities its consolidated financial statements and MD & A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 19 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements.

1.    OVERVIEW

•	The consolidated net loss for the year under Canadian GAAP was $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001 and a loss of $1,705,000 or $0.08 per share in 2000.

•	In January 2002, the company entered into an option agreement with Gold-Ore Resources Ltd. to earn a 100% interest in Gold-Ore’s option of the San Marcial silver project in Mexico. In August 2002, the company exercised its option and entered into a new agreement with the underlying property vendor.

•	In March 2002, the company acquired an interest in the Manantial Espejo silver property in Argentina with the effect that the company now has a 50% interest in the property. The company will be the operator during the exploration phase of the project.

•	In May 2002, the company closed a $16,531,000 private placement of 4,200,000 units at a price of $4.00 or US $2.51 per unit.

•	In June 2002, the company acquired a 43.4% interest in the Pirquitas silver project in Argentina.

•	In November 2002, the company entered into a letter agreement for an option/joint venture agreement in which the company will acquire all the silver resources hosted in the Maverick Springs gold-silver property in Nevada.

•	In December 2002, the company acquired a 100% interest in the Silvertip project located in British Columbia.

•	In December 2002, the company closed a US $2,227,500 private placement of 550,000 units at a price of US $4.05 per unit.

•	Cash flow from operations was a use of $2,250,000 compared to uses of $1,646,000 in 2001 and $1,996,000 in 2000. Cash expenditures on mineral properties were $12,519,000 in 2002 compared to $7,216,000 in 2001 and $3,647,000 in 2000. In 2002, $4,745,000 was spent at the Pirquitas property, $1,588,000 at Manantial Espejo, $1,560,000 at Challacollo, $1,209,000 at Silvertip and $1,032,000 at San Marcial. The company ended the year with $17,342,000 in cash and cash equivalents compared to $5,577,000 in 2001 and $3,309,000 in 2000.

Critical accounting policies

The company’s accounting policies are described in Note 2 to the consolidated financial statements.

Uses of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

2.	FINANCIAL POSITION AND LIQUIDITY 2002 Compared with 2001

For the year ended December 31, 2002, the company incurred a loss of $2,198,000 or $0.06 per share compared to a loss of $3,377,000 or $0.13 per share in 2001. The lower loss is mainly a result of lower mineral property write-offs and gains on sales of marketable securities in 2002 offset by cost increases for certain other categories of expenses.

Exploration and mineral property costs:	2002	2001	2000

Property examination and exploration	$ 279,000	$ 107,000	$174,000
Mineral property costs written off	53,000	1,744,000	68,000
Reclamation	420,000	201,000	329,000

	$ 752,000	$2,052,000	$571,000

Expenditures on grass roots exploration and property examinations increased to $279,000 from the $107,000 recorded in 2001. This increase reflected increased activities in Mexico and Chile as the company made an effort to locate potential new properties through exploration as well as acquisitions. The company has been successful in this regard as three new properties were staked in Mexico and two in Chile. Once a property has been acquired, the acquisitions costs are deferred as mineral property costs. In 2002, the Bluey’s property in Australia was abandoned and the company wrote-off its $53,000 investment. In 2001, the company wrote-off $1,744,000 relating to its remaining investment in the El Asiento property in Bolivia.

Reclamation costs expensed in 2002 were $420,000 compared to $201,000 – an increase of $219,000. On-going environmental and reclamation expenditures were $322,000 reflecting greater activity at sites in British Columbia. In 2002, unlike 2001, there were excellent weather conditions for reclamation at the Duthie property. In 2002, the company reviewed its environmental obligations and accrued an additional $98,000 provision (2000 — $nil) on reclamation in British Columbia.

Expenses:	2002	2001	2000

Depreciation	$ 24,000	$ 25,000	$ 23,000
General and administration	1,404,000	1,105,000	992,000
Professional fees	153,000	80,000	86,000
Salaries and employee benefits	434,000	307,000	317,000
Stock-based compensation	132,000	--	--

	$2,147,000	$1,517,000	$1,418,000

Expenses were $2,147,000 during 2002 compared to $1,517,000, an increase of $630,000. Of the increase, $298,000 related to general and administrative costs including depreciation, $73,000 for professional fees, $127,000 for salary and employee benefits and $132,000 for stock-based compensation for non-employees.

General and administrative costs were $1,404,000 compared to $1,150,000 in 2001. Approximately $100,000 of the increase was in the area of investor and shareholder relations, including consulting. This increase related to costs associated with the private placement in the second quarter of 2002 and a number of other investor and shareholder awareness initiatives undertaken in 2002. These shareholder awareness costs are expected to continue in 2003. The other areas where there have been increases are in the areas of insurance, capital tax and transfer agent and filing fees.

Professional fees were $153,000 in 2002 compared to $80,000 in 2001. The increase relates to the requirement for more accounting, audit and legal professional services and the increased costs for these services.

Salaries and employee benefits expensed were $434,000 in 2002 compared to $307,000 in 2001. During the second quarter of 2002, $101,000 in bonus payments were made to nine employees and the company’s relatively low salaries compared to peer companies were increased. The costs of the company’s benefit plans were $32,000 higher than in 2001.

Effective January 1, 2002, the company adopted the new accounting standard for stock-based compensation. The company granted 74,900 stock options to non-employees in 2002. The fair value of these options was $161,000 with the company expensing $132,000 of this assigned value and deferring $29,000 into mineral property costs. As permitted under the standard, the company has elected not to follow the fair value method of accounting for stock options granted for directors and employees. Had the company followed the fair value method, an additional compensation cost of $1,664,000 would have been recorded.

Other income (expenses):	2002	2001	2000

Investment income	$ 305,000	$176,000	$ 204,000
Gain on sale of marketable securities and
investment write-downs	544,000	--	(3,000)
Fixed asset write-downs and
gain (loss) on sale	(19,000)	--	18,000
Gain on sale of mineral property	--	1,000	94,000
Interest expense	(92,000)	--	--
Foreign exchange gain (loss)	(37,000)	15,000	(29,000)

	$ 701,000	$192,000	$ 284,000

Other income for 2002 was $701,000 compared to $192,000 in 2001. Investment income was $305,000 in 2002 compared to $176,000 in 2001. Lower short-term interest rates were more than offset by higher cash and investment balances. The company recorded gains on the disposal of marketable securities in the amount of $544,000 in 2002. There were no gains in 2001. Interest expense for 2002 was $92,000 compared to $nil in 2001. During 2002, the company issued a 10% US $1,340,000 convertible debenture in relation to its acquisition of a 43.4% interest in the Pirquitas property. By the end of the year, this debenture was converted to equity. The company does not expect any interest expense in 2003.

2001 Compared with 2000

For the year ended December 31, 2001, the company incurred a loss of $3,377,000 or $0.13 per share, compared to a loss of $1,705,000 or $0.08 per share in 2000. The larger loss in 2001 relates to mineral property costs written off.

Expensed exploration and mineral property costs including reclamation were $2,052,000 for the year compared to $571,000 in 2000. Property examination and exploration expenditures were $107,000 during 2001, down from $174,000 in 2000, reflecting a greater emphasis on acquisitions. In 2001, the El Asiento mineral property was written off ($1,744,000). In 2000, the Nickel Mountain property was written off ($68,000).

Reclamation costs expensed in 2001 were $201,000 compared to $329,000 in 2000. The company continued its reclamation activities on the Duthie property in British Columbia with the reduction in expenditures in 2001 due to less work completed because of poor weather.

Expenses were $1,517,000 during 2001 compared to $1,418,000 in 2000. The increase during 2001 related to general and administrative costs which were $1,105,000 or $113,000 over the comparable period in 2000. Costs associated with the annual and quarterly reports were $38,000 greater than the previous year due to higher annual report production and mailing costs resulting from a larger shareholder base. Attributable investor relation salaries were $66,000 higher than the previous period due to the end of cost sharing with a related company and greater investor relations activity.

Other income totalled $192,000 in 2001 compared to $284,000 in 2000. Lower cash balances available for investment and lower interest rates were the contributing factors for the $28,000 reduction in investment income in 2001 compared to 2000. Also in 2000, a $94,000 gain was recorded on the sale of mineral properties resulting from the business combination with Newhawk Gold Mines Ltd.

3.	FINANCIAL POSITION AND LIQUIDITY

Cash From Operations
Cash flow from operations was a usage of $2,250,000 in 2002, compared to usages of $1,646,000 in 2001 and $1,996,000 in 2000. The increase in the usage of cash in 2002 related primarily to higher general and administrative costs, professional fees, salaries and employee benefits, exploration and reclamation.

Investing Activities
Total funds invested in mineral property costs including acquisitions over the last three years are detailed below:

	2002	2001	2000

Manantial Espejo	$ 1,588,000	$2,312,000	$1,652,000
Shafter	841,000	804,000	1,291,000
Candelaria	419,000	654,000	379,000
Bowdens	751,000	670,000	325,000
Challacollo	1,560,000	--	--
San Marcial	1,032,000	--	--
Silvertip	1,209,000	--	--
Diablillos	87,000	2,404,000	--
Pirquitas	4,745,000	--	--
Other	287,000	372,000	--

	$12,519,000	$7,216,000	$3,647,000

Acquisitions
In December 2002, the company acquired a 100% interest in the Silvertip project located in northern British Columbia. To acquire this project, the company made a cash payment of $1,200,000 and issued 100,000 common shares valued at $618,000.

In November 2002, the company entered into a letter agreement for an option/joint venture agreement with Vista Gold Corp. (Vista), in which the company will acquire all silver resources hosted in the Maverick Springs silver-gold property in northern Nevada. Under the terms of the letter agreement, the company will pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 over a period of four years toward exploration programs, land holding costs and option payments. At December 31, 2002, the company accrued $772,000 (the US $300,000 obligation and US $188,891 for 2002 exploration and land holdings costs) based on the letter agreement. These funds will be paid on signing of a formal agreement.

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc., which owns the Pirquitas silver project. The company paid $4,556,000 (US $3,000,000) in cash and issued a $2,092,000 (US $1,340,000) convertible debenture. By December 31, 2002, the debenture was fully converted into common stock.

In March 2002, the company acquired Black Hawk’s entire interest in the Manantial Espejo property. Concurrently, the company closed an agreement with Pan American Silver Corp. (Pan American) whereby Pan American acquired a 50% direct interest in the property. Pan American’s acquisition cost was US $708,750 cash and 231,511 Pan American common shares valued at US $1,250,000 which were paid to Black Hawk as full consideration for the sale of its interest. The company will be the operator during the exploration phase and exploration costs were shared equally from January 1, 2002. Pan American will be the operator during the feasibility and mine construction stages and will contribute the first US $3,000,000 towards mine construction once a production decision is made, after which, any further expenditures will be shared equally.

In November 2001, the company acquired 100% of Pacific Rim Argentina, a company which owns the Diablillos property in Argentina, for a total consideration of $5,430,000. Of the total consideration, $2,404,000 was cash and the balance was paid in shares.

In August 2001, the company acquired a 20% direct interest in the Manantial Espejo property by issuing 400,000 common shares valued at $920,000. The company then transferred half of this interest (representing 10% valued at $460,000) and cash of $125,000 in exchange for a 40% direct interest in the Sulphurets property, giving the company a 100% interest in Sulphurets. The net allocation of the $528,000 purchase cost of the 40% Sulphurets interest was $499,000 to the Sulphurets property, $21,000 to working capital (including $8,000 cash). And $8,000 for reclamation deposits.

In April 2001, the company exercised its option to acquire 100% of the Candelaria property for total consideration of $2,692,000 comprised of a cash payment of $104,000, an issuance of 600,000 common shares valued at $1,962,000, an issuance of 600,000 common share purchase warrants valued at $326,000 and an issuance of a $300,000 non-interest-bearing promissory note.

In 2000, the company acquired 100% of Silver Assets, Inc., a public company incorporated in California. Silver Assets held a 90.56% interest in Rio Grande Mining Company which holds the Shafter silver project in Texas. The company has accounted for the acquisition as a purchase of 100% of Silver Assets, for total cash consideration of US $694,000 (CDN $1,024,000). In early 2002, the remaining minority stockholders of Rio Grande were acquired by Silver Assets. Silver Standard now holds a 100% interest in the Shafter project, subject to underlying royalties.

Marketable Securities
Other investing activities in 2002 included the purchase of $527,000 in marketable securities of Vista Gold Corp and Cardero Resource Corp. There were no similar purchases in 2001 or 2000.

The company sold certain of its marketable securities in 2002 to realize proceeds of $757,000 with a gain on the sale of $544,000. There were no similar sales in 2001 or 2000.

Financing Activities
During 2002, the company raised a total of $26,725,000 from the issuance of new equity compared to $11,174,000 in 2001 and $5,901,000 in 2000. Costs associated with these equity placements were $333,000 (1.3%) in 2002, $26,000 (0.2%) in 2001 and $4,000 (0.1%) in 2000. The components of the amounts raised are:

	2002	2001	2000

Private placements	$19,979,000	$ 4,495,000	$2,450,000
Exercise of stock option	1,827,000	3,976,000	1,413,000
Exercise of warrants	4,919,000	2,703,000	2,038,000

	$26,725,000	$11,174,000	$5,901,000

In 2002, the company made payments of $152,000 for repayment of long-term debt assumed on acquisitions of Minera Triton in 2002 and Silver Assets in 2000. Repayments in 2001 and 2000 were $22,000 and $3,000 respectively.

Cash Resources and Liquidity
At December 31, 2002, the company had $17,342,000 in cash, cash equivalents and short-term investments resulting in working capital of $16,430,000. This working capital compares to $5,520,000 at the beginning of 2002 and $3,145,000 at the beginning of 2001. The company has no debt with banks other than a small $50,000 mortgage relating to a property in Texas.

The major cash commitments and obligations in 2003 are property option and expenditure commitments of approximately $7,400,000, corporate and administration of $1,700,000 and reclamation of $140,000. Of the property option and expenditure commitments, $700,000 relates to the Manantial Espejo property and $1,700,000 in option payments relating to the Challacollo property. The remaining $5,000,000 amount relates to elective expenditures on the company’s various properties.

With the company’s strong working capital position, the company has sufficient funds to be able to meet all of its obligations and planned expenditures through fiscal 2004 and into 2005 without consideration of the $28.4 million in-the-money stock options and warrants outstanding.

4.	STRATEGY

Since 1990, demand for silver has exceeded the combination of silver mine supply and scrap recycling. To the end of 2002, surface stockpiles of silver which had accumulated during the 1970s and 1980s declined by more than 1.5 billion ounces. Since surface stockpiles are finite, the gap between supply and demand must inevitably be met through higher silver prices that would encourage increased production. Since three-quarters of current mine supply of silver is a by-product of gold or base metal operations, the beneficiary of higher silver prices will be focused on primary silver operations.

The company commenced acquiring and developing a diverse portfolio of silver-dominant properties in 1993 with the expectation that a pipeline of primary silver operations would be developed with higher silver prices. Criteria for the acquisition of key projects have included: sufficient drilling to warrant a resource calculation, thereby reducing technical risk; a relatively low acquisition cost on a per resource ounce basis in order to enhance the economics of future operations; good exploration potential; metallurgy that favors low environmental impact when production commences; and limited environmental impact from any historic operations in order to minimize future contingencies or shareholder obligations.

As the company’s resource base has grown, and leverage on a per share basis has increased, the company’s common shares have behaved like an unexpiring call option or proxy on silver prices which has enhanced the company’s ability to finance its growth.

While awaiting higher silver prices, the company continues to conduct targeted exploration programs and development activities so that when silver prices reach the US$5.50 to $6.00 range, certain key projects (Manantial Espejo, Bowdens and Pirquitas) will be ready for development into operating mines. Depending on market conditions, production financing may be provided from then current cash; equity and/or debt financing; sale of a partial property interest to another mining company in exchange for construction funding; or sale of non-core assets.

5.	RISKS AND UNCERTAINTIES We are an exploration stage company without a known body of commercial ore.
Mineral exploration and development involve significant risk and few properties that are explored are ultimately developed into producing mines. Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. No assurances can be given that current exploration programs will result in any commercial mining operation. Our mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. We are presently carrying out exploration with the objective of establishing an economic body of ore.

We may not have sufficient funds to complete our current or planned exploration programs.
We have limited financial resources, have no significant source of operating cash flow and have no assurance that additional funding will be available to us for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible loss of such interest.

We presently have sufficient financial resources to undertake all of our planned acquisitions and exploration/development programs through 2004 and into 2005 without considering in-the-money warrants and stock options. The development of our properties may therefore depend upon our ability and our joint venture partners to obtain financing through the joint venturing projects, debt financing, equity financing or other means. There can be no assurance that we or our joint venture partners will be successful in obtaining the required financing.

Our required compliance with applicable laws and regulations may have an adverse effect on our mining activities.
Mining operations and exploration activities are also subject to national and local laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on us. In order to comply with applicable laws, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in our activities, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Our reclamation obligations may create significant burdens on our financial position.
Reclamation requirements vary depending on the location and the managing agency, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. We are actively providing for or have carried out any requested reclamation activities on our properties.

Changes in regulations in the countries where our mining properties are located could adversely affect our business.
Our properties, are located where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws, affecting our business in that country. Any changes in regulations or shifts in political conditions are beyond our control and may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian and U.S. dollars. Our operations in Argentina, Australia, Chile, Mexico and the United States make us subject to foreign currency fluctuations and such fluctuations may materially affect our financial position and results. We do not engage in currency hedging activities other than maintaining funds in U.S. dollar investments until such time as such funds are required.

Some of our properties may be subject to title claims that could adversely affect our business.
We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity of unpatented mining claims and concessions are often uncertain and may be contested. The boundaries of some of our mining properties have not been surveyed and, therefore, the precise location and area of these mining properties may be in doubt.

6.	THE SILVER MARKET

In inflation-adjusted terms, silver is currently trading at close to Depression-level prices. As noted in the Strategy section above, demand has been exceeding mine supply and scrap recycling since 1990 and any return to balanced market conditions is not anticipated within the next two years, enhancing the likelihood of higher prices due to silver’s many and growing industrial uses as well as increasing investment demand in relation to anticipated continued weakening of the U.S. dollar. Please refer to the section in the annual report on silver.

7.	OUTLOOK

Silver Standard ended 2002 with its best-ever working capital position of $16.4 million. Well financed by a large and diverse silver-focused shareholder base, Silver Standard now controls quality silver-dominant projects that are being readied for production when silver’s strong fundamentals are reflected in its price.

In 2003, the company plans to undertake a number of activities. It plans to initiate an underground exploration program on the Manantial Espejo joint venture. In-fill drilling will continue at Bowdens, leading to a feasibility study. Limited exploration will be undertaken at Pirquitas. A drill program at Challacollo is intended to increase the inferred silver resource on the property. Two claims on the Diablillos property that presently host no known silver will be optioned out for gold exploration. Drilling will be undertaken at the La Valenciana and La Pitarrilla projects in Mexico. In addition, the company plans to also continue to acquire silver resources to add to its large silver in-ground inventory.

Based on the results of 2003, the company will determine its project objectives for 2004 and with its strong balance sheet it should be able to meet its required and discretionary plans through to 2005, subject to any new acquisitions.

ENVIRONMENT

Mining and processing, and to a lesser extent – exploration, create physical change within the geography in and around an ore body. This physical change may have attendant geochemical consequences. With current technologies, most of the attendant physical and geochemical issues can be managed to result in minimal environmental impact.

By deliberately selecting properties that have reduced environmental impact, Silver Standard can limit future liabilities and quantify any environmental issues that may impact on the company’s balance sheet. The Bowdens property has minimal sulphide mineralization so we expect that acid drainage issues from a mining operation should be minimal. Candelaria is largely an oxide deposit and no sulphides are currently exposed in the open pits. There are no tailings at Candelaria. The Shafter property contains oxide mineralization in limestone that is a natural buffer. The AMAX tailings on the property are the responsibility of Cypress AMAX. Manantial and Diablillos in Argentina are recently discovered deposits low in sulphides and host no tailings from historic mining. Both the Challacollo project in Chile and the San Marcial property in Mexico have minimal sulphides.

We continue to undertake reclamation work at the Silver Standard and Duthie mines in British Columbia. The Silver Standard mine was shut down in 1958 and it requires remedial work to conform to current regulations. Reclamation continues at the Duthie mine.

Sulphurets and Silvertip have underground exploration workings but no tailings have been produced. Waste rock at Sulphurets has been reclaimed while waste rock at Silvertip contains a high proportion of naturally buffering carbonates. At Pirquitas, there are historical mine workings that, while not our responsibility, would be remediated in future mining.

INVESTOR RELATIONS

As Silver Standard significantly increased its silver resource holdings in 2002, the company’s common shares achieved two significant milestones: record volume and record price, in spite of the relatively lackluster performance of silver. At the London Metal Exchange, silver traded within a range of US$4.23 — $5.10 per ounce, averaging US$4.60 for the year. Nevertheless, exchanges in the United States and Canada traded over 120 million shares of the company during 2002 – more than three times the issued capital of the company at year-end 2002. In early June 2002, the company’s shares reached a record US$7.80 per share, substantially surpassing a previous high of US$5.63 in late 1997 when silver was US$6.27 per ounce.

Today, Silver Standard’s common shares are widely distributed among 18,000 shareholders in 40 countries. In contrast to its silver and gold peers, institutions (mutual, hedge and pension funds) hold a relatively small amount of the company: less than 5% in early 2003. Silver Standard is currently the largest single company by market capitalization listed on the TSX Venture Exchange and has the largest weighting in the S&P/TSX Venture Composite Index.

Short Sales

Despite the relatively small number of shares held by institutions, short positions have significantly increased in the last year. Until April 2002, short sales of Silver Standard’s shares rarely exceeded 40,000 shares per month but more recently have reached as much as 1.2 million shares in March 2003.

To sell a stock short, an investor borrows shares from a brokerage firm at a relatively low interest rate, sells the borrowed shares, and buys them back over time as conditions are favorable. This is a strategy frequently used by hedge funds that rely on the availability of borrowed shares to bet against the shareholders of the company. Many firms in the precious metals sector have had similar – or worse – experiences with short sellers in the last year.

To reduce the possibility that a share is being loaned by a broker for purposes of short sales, one can register one’s shares and request the certificate for storage in a safe place or request in writing that a broker not lend shares. Shareholders who have a concern regarding shorting should speak with their investment advisor.

Regulatory Filings

Over the last five years, Silver Standard has substantially increased the volume of its filings with regulatory bodies in Canada and the United States. Much of this information is available over the internet. Here is a list of site resources for well-informed shareholders:

•	The company’s web site: www.silver-standard.com. We are now posting maps when possible with news releases and are planning to redesign the site in 2003.

•	The TSX Venture Exchange web site: www.tse.com. This site provides shareholders with time-delayed quotes in Canadian dollars as well as up-to-date information on the issued capital of the company.

•	The British Columbia Securities Commission web site: www.bcsc.bc.ca. Under British Columbia securities regulations, company insiders must file changes in share position within 10 days of the transaction. Follow the pull-down menus to “insiders” and track the holdings of the directors and officers of any British Columbia reporting issuer.

•	The Securities and Exchange Commission web site: http://www.sec.gov/edgar.shtml. Silver Standard has been filing manually its SEC documents since 1995 and commenced filing electronically in late 2002.

Resources for Investors

Standard relies on CPM Group in New York (www.cpmgroup.com) for economic information on silver. Each year, Investor Relations obtains a limited quantity of CPM Group’s Silver Survey. The 2003 survey will be available in early May – call Investor Relations at either 888-338-0046 (toll-free in North America) or 604-689-3846 to obtain your free copy.

The company supports efforts by the Silver Institute to fund research for practical industrial applications of silver. The Silver Institute publishes an interesting quarterly newsletter that is available free through its web site at www.silverinstitute.org.

Many shareholders are aware of numerous free sources of information about precious metals on the internet. An interesting and topical subscription newsletter devoted exclusively to silver is that of David Morgan who writes for www.silver-investor.com. Mr. Morgan’s opinions on silver issues and other companies in the industry are exclusively his own and may not reflect those of Silver Standard.

Shareholder Meetings and Conferences in 2002 — 2003

During 2002, the company attended a number of precious metals conferences to meet shareholders and prospective investors in Vancouver, Toronto, New York, Chicago and San Francisco, and was invited for the first time to participate in the Denver Gold Group’s Investment Forum for institutional investors. In a pioneering program that recognized shareholder interest in meeting management of the company, we organized, for the first time, in 2002 shareholder presentations in Dallas, Chicago, Miami, Denver, La Jolla and Los Angeles. We are planning similar meetings in 2003: check our web site for upcoming dates in cities near you.

2003 Conference Schedule

January 26 - 27	Vancouver Investment Conference, Vancouver
January 27 - 30	Cordilleran Roundup hosted by the B.C. and Yukon Chamber of Mines, Vancouver
March 9 - 12	Convention and Trade Show hosted by Prospectors and Developers Association of Canada, Toronto
April 14 - 16	European Gold Forum 2003, Zurich, Switzerland
April 26 - 27	Las Vegas Precious Metals Conference
April 29	CPM Group's Silver Survey 2003, New York
September 8 - 9	New York Precious Metals Conference
September 21 - 24	Denver Gold Forum 2003
Oct. 26 - 29	New Orleans 2003 Investment Conference
Nov. 23 - 24	San Francisco Precious Metals Conference

We are planning shareholder meetings in Denver and several southern California cities following the Denver Gold Forum.